SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September 9, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position – Assets	3
Statement of Financial Position – Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Equity
1/1/2014 to 6/30/2014	11
1/1/2013 to 6/30/2013	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Financial Statements	22
Comments on the Company’s Projections	74
Other Information Deemed as Relevant by the Company	75
Reports and Statements
Unqualified Report on Special Review	77

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 6/30/2014
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share (Reais / Share)
Board of Directors’ Meeting	3/27/2014	Interest on Shareholders’ Equity	6/27/2014	Common		0.78633

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Financial Position - Assets

(R$ thousand)
Code	Description	Current Quarter 6/30/2014	Previous Year 12/31/2013
1	Total Assets	28,983,259	28,274,294
1.01	Current Assets	3,314,589	3,254,087
1.01.01	Cash and Cash Equivalents	1,823,711	1,782,001
1.01.03	Accounts Receivable	1,218,897	1,254,908
1.01.03.01	Trade Accounts Receivable	1,095,827	1,120,053
1.01.03.02	Other Accounts Receivable	123,070	134,855
1.01.03.02.01	Balances with Related Parties	123,070	134,855
1.01.04	Inventories	58,394	58,401
1.01.06	Recoverable Taxes	88,927	87,405
1.01.06.01	Current Recoverable Taxes	88,927	87,405
1.01.08	Other Current Assets	124,660	71,372
1.01.08.03	Other	124,660	71,372
1.01.08.03.01	Restricted Cash	20,463	10,333
1.01.08.03.20	Other Accounts Receivable	104,197	61,039
1.02	Noncurrent Assets	25,668,940	25,020,207
1.02.01	Long-Term Assets	683,423	896,781
1.02.01.03	Accounts Receivable	185,509	395,512
1.02.01.03.01	Trade Accounts Receivable	185,509	395,512
1.02.01.06	Deferred Taxes	143,440	114,030
1.02.01.06.01	Deferred Income Tax and Social Contribution	143,440	114,030
1.02.01.08	Receivables from Related Parties	110,881	130,457
1.02.01.08.03	Receivables from Controlling Shareholders	110,881	130,457
1.02.01.09	Other Noncurrent Assets	243,593	256,782
1.02.01.09.04	Escrow Deposits	45,673	54,827
1.02.01.09.05	ANA – National Water Agency	120,204	107,003
1.02.01.09.20	Other Accounts Receivable	77,716	94,952
1.02.02	Investments	77,397	77,699
1.02.02.01	Shareholdings	23,358	23,660
1.02.02.01.04	Other Shareholdings	23,358	23,660
1.02.02.02	Investment Properties	54,039	54,039
1.02.03	Property, Plant and Equipment	277,175	199,496
1.02.04	Intangible Assets	24,630,945	23,846,231
1.02.04.01	Intangible Assets	24,630,945	23,846,231
1.02.04.01.01	Concession Contracts	8,226,241	8,265,936
1.02.04.01.02	Program Contracts	5,904,356	5,281,887
1.02.04.01.03	Service Contracts	10,270,155	10,124,603
1.02.04.01.04	Software License	230,193	173,805

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities

(R$ thousand)
Code	Description	Current Quarter 6/30/2014	Previous Year 12/31/2013
2	Total Liabilities	28,983,529	28,274,294
2.01	Current Liabilities	2,452,310	2,972,381
2.01.01	Labor and Pension Plan Liabilities	350,270	314,926
2.01.01.01	Pension Plan Liabilities	23,256	36,151
2.01.01.02	Labor Liabilities	327,014	278,775
2.01.02	Trade Accounts Payable	249,768	275,051
2.01.02.01	Domestic Suppliers	249,768	275,051
2.01.03	Tax Liabilities	53,288	115,382
2.01.03.01	Federal Tax Liabilities	45,806	108,604
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	0	21,797
2.01.03.01.03	INSS (social security contribution) Payable	31,671	30,822
2.01.03.01.20	Other Federal Taxes	14,135	55,985
2.01.03.02	State Tax Liabilities	812	0
2.01.03.03	Municipal Taxes Liabilities	6,670	6,778
2.01.04	Loans and Financing	637,898	640,940
2.01.04.01	Loans and Financing	415,098	560,963
2.01.04.01.01	In Domestic Currency	209,268	344,983
2.01.04.01.02	In Foreign Currency	205,830	215,980
2.01.04.02	Debentures	214,750	79,977
2.01.04.03	Financing through finance lease	8,050	0
2.01.05	Other Liabilities	611,801	994,708
2.01.05.01	Payables to Related Parties	1,395	1,791
2.01.05.01.03	Payables to Controlling Shareholders	1,395	1,791
2.01.05.02	Other	610,406	992,917
2.01.05.02.01	Dividends and Interest on Equity Payable	32,458	456,975
2.01.05.02.04	Services Payable	334,123	323,208
2.01.05.02.05	Refundable Amounts	24,203	30,543
2.01.05.02.06	Program Contract Commitments	128,505	77,360
2.01.05.02.07	Private Public Partnership – PPP	21,043	20,241
2.01.05.02.09	Indemnities	6,766	6,895
2.01.05.02.20	Other Payables	63,308	77,695
2.01.06	Provisions	549,285	631,374
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	78,637	107,554
2.01.06.01.01	Tax Provisions	6,422	6,824
2.01.06.01.02	Social Security and Labor Provisions	42,767	62,535
2.01.06.01.04	Civil Provisions	29,448	38,195
2.01.06.02	Other Provisions	470,648	523,820
2.01.06.02.03	Provisions for Environmental	45,366	42,761
2.01.06.02.04	Provisions for Customers	362,905	355,403
2.01.06.02.05	Provisions for Suppliers	62,377	125,656
2.02	Non-Current Liabilities	12,863,272	12,371,112
2.02.01	Loans and Financing	9,180,826	8,809,134
2.02.01.01	Loans and Financing	4,876,235	4,950,864

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities

(R$ thousand)
Code	Description	Current Quarter 6/30/2014	Previous Year 12/31/2013
2.02.01.01.01	In Domestic Currency	1,488,408	1,468,291
2.02.01.01.02	In Foreign Currency	3,387,827	3,482,573
2.02.01.02	Debentures	3,878,397	3,475,778
2.02.01.03	Financing through finance lease	426,194	382,492
2.02.02	Other Payables	3,079,480	3,012,970
2.02.02.02	Other	3,079,480	3,012,970
2.02.02.02.04	Pension Plan Liabilities	2,392,839	2,327,016
2.02.02.02.05	Program Contract Commitments	82,674	88,678
2.02.02.02.06	Private Public Partnership – PPP	319,263	322,267
2.02.02.02.07	Indemnities	6,520	6,439
2.02.02.02.08	Labor Liabilities	18,758	15,704
2.02.02.02.09	Deferred COFINS and PASEP	131,412	129,849
2.02.02.02.20	Other Payables	128,014	123,017
2.02.04	Provisions	602,966	549,008
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	241,199	222,030
2.02.04.01.01	Tax Provisions	46,851	50,869
2.02.04.01.02	Pension Plan and Labor Provisions	123,533	91,911
2.02.04.01.04	Civil Provisions	70,815	79,250
2.02.04.02	Other Provisions	361,767	326,978
2.02.04.02.03	Provisions for Environmental	170,859	139,928
2.02.04.02.04	Provisions for Customers	180,397	156,212
2.02.04.02.05	Provisions for Suppliers	10,511	30,838
2.03	Equity	13,667,947	12,930,801
2.03.01	Paid-Up Capital	10,000,000	6,203,688
2.03.02	Capital Reserves	0	124,255
2.03.02.07	Projects Support	0	108,475
2.03.02.08	Incentive Reserves	0	15,780
2.03.04	Profit Reserve	3,021,470	6,736,389
2.03.04.01	Legal Reserve	712,992	712,992
2.03.04.08	Additional Dividend Proposed	0	42,862
2.03.04.10	Reserve for Investments	2,308,478	5,980,535
2.03.05	Retained Earnings/Accumulated Losses	780,008	0
2.03.06	Other Comprehensive Income	-133,531	-133,531

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Income

(R$ thousand)
Code	Description	Current Quarter 4/1/2014 to 6/30/2014	YTD Current Year 1/1/2014 to 6/30/2014	Same Quarter Previous Year 4/1/2013 to 6/30/2013	YTD Previous Year 1/1/2013 to 6/30/2013
3.01	Revenue from Sales and/or Services	2,754,153	5,546,083	2,796,278	5,441,322
3.02	Cost of Sales and/or Services	-1,830,133	-3,508,850	-1,731,945	-3,268,811
3.02.01	Cost of Sales and/or Services	-1,165,916	-2,324,161	-1,088,716	-2,139,620
3.02.02	Construction Cost	-664,217	-1,184,689	-643,229	-1,129,191
3.03	Gross Profit	924,020	2,037,233	1,064,333	2,172,511
3.04	Operating Income/Expenses	-479,678	-880,386	-348,169	-721,204
3.04.01	Selling Expenses	-215,232	-371,829	-164,722	-306,005
3.04.02	General and Administrative Expenses	-269,704	-470,378	-184,843	-425,280
3.04.04	Other Operating Income	21,638	38,145	13,581	24,218
3.04.04.01	Other Operating Income	25,091	42,905	15,289	27,018
3.04.04.02	COFINS and PASEP	-3,453	-4,760	-1,708	-2,800
3.04.05	Other Operating Expenses	-16,429	-76,005	-12,074	-13,876
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-6,445	-52,092	-3,768	-5,433
3.04.05.03	Tax Incentives	-7,702	-8,567	-8,151	-8,286
3.04.05.06	Provision for losses - Diadema and Saned	-1,967	-14,967	0	0
3.04.05.20	Other	-315	-379	-155	-157
3.04.06	Equity in the Earnings (Losses) of Subsidiaries	49	-319	-111	-261
3.05	Income Before Financial Result and Taxes	444,342	1,156,847	716,164	1,451,307
3.06	Financial Result	-21,577	5,942	-207,256	-179,948
3.06.01	Finance Income	84,607	181,115	101,290	194,657
3.06.01.01	Finance Income	84,875	181,727	101,040	194,442
3.06.01.02	Foreign Exchange Gains	-268	-612	250	215
3.06.02	Finance Expenses	-106,184	-175,173	-308,546	-374,605
3.06.02.01	Finance Expenses	-190,409	-376,407	-106,863	-302,524
3.06.02.02	Foreign Exchange Losses	84,225	201,234	-201,683	-72,081
3.07	Earnings Before Income Tax	422,765	1,162,789	508,908	1,271,359
3.08	Income Tax and Social Contribution	-120,343	-382,781	-147,239	-413,488
3.08.01	Current	-135,474	-412,191	-116,317	-403,858

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Income

(R$ thousand)
Code	Description	Current Quarter 4/1/2014 to 6/30/2014	YTD Current Year 1/1/2014 to 6/30/2014	Same Quarter Previous Year 4/1/2013 to 6/30/2013	YTD Previous Year 1/1/2013 to 6/30/2013
3.08.02	Deferred	15,131	29,410	-30,922	-9,630
3.09	Net Result from Continued Operations	302,422	780,008	361,669	857,871
3.11	Profit/Loss for the Period	302,422	780,008	361,669	857,871
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.44246	1.14118	0.52914	1.25510
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.44246	1.14118	0.52914	1.25510

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)
Code	Description	Current Quarter 4/1/2014 to 6/30/2014	YTD Current Year 1/1/2014 to 6/30/2014	Same Quarter Previous Year 4/1/2013 to 6/30/2013	YTD Previous Year 1/1/2013 to 6/30/2013
4.01	Net Income for the Period	302,422	780,008	361,669	857,871
4.03	Comprehensive Income for the Period	302,422	780,008	361,669	857,871

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method

(R$ thousand)
Code	Description	YTD Current Year 1/1/2014 to 6/30/2014	YTD Previous Year 1/1/2013 to 6/30/2013
6.01	Net Cash from Operating Activities	1,277,913	1,404,860
6.01.01	Cash from Operations	1,991,784	2,169,418
6.01.01.01	Profit Before Income Tax and Social Contribution	1,162,789	1,271,359
6.01.01.02	Provision and Inflation Adjustments on Provisions	95,467	157,834
6.01.01.04	Financial Charges from Customers	-99,846	-118,983
6.01.01.05	Residual Value of Written-off Property, Plant and Equipment	1,801	5,433
6.01.01.06	Depreciation and Amortization	482,852	391,924
6.01.01.07	Interest on Loans and Financing Payable	216,351	192,352
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financing	-139,278	112,612
6.01.01.09	Interest and Monetary Variation on Liabilities	10,850	12,974
6.01.01.10	Interest and Monetary Variation in Assets	-5,626	-8,736
6.01.01.11	Allowance for Doubtful Accounts	76,328	56,239
6.01.01.12	Provision for Consent Decree (TAC)	23,986	10,228
6.01.01.13	Equity in the Earnings of Subsidiaries	319	261
6.01.01.14	Provision for Sabesprev Mais	3,515	4,849
6.01.01.15	Other Provisions/Reversals	50,292	-21,512
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-18,051	-5,007
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-25,287	-23,262
6.01.01.18	Pension Plan Liabilities	144,647	130,853
6.01.01.20	Other Adjustments	10,675	0
6.01.02	Changes in Assets and Liabilities	-18,549	-191,964
6.01.02.01	Trade Accounts Receivable	262,977	68,869
6.01.02.02	Balances and Transactions with Related Parties	30,566	19,758
6.01.02.03	Inventories	-256	455
6.01.02.04	Recoverable Taxes	0	-21,226
6.01.02.05	Other Accounts Receivable	-39,123	-17,310
6.01.02.06	Escrow Deposits	10,345	1,203
6.01.02.08	Contractors and Suppliers	-18,357	-22,834
6.01.02.09	Payroll, Provisions and Social Contribution	7,843	45,087
6.01.02.10	Pension Plan Liabilities	-78,824	-70,413
6.01.02.11	Taxes and Contributions Payable	-87,530	-66,150
6.01.02.12	Services Received	28,966	15,619
6.01.02.13	Other Liabilities	-13,121	-12,732
6.01.02.14	Provisions	-123,598	-136,371
6.01.02.15	Deferred COFINS/PASEP	1,563	4,081
6.01.03	Other	-695,322	-572,594

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method

(R$ thousand)
Code	Description	YTD Current Year 1/1/2014 to 6/30/2014	YTD Previous Year 1/1/2013 to 6/30/2013
6.01.03.01	Interest Paid	-307,106	-294,990
6.01.03.02	Income Tax and Social Contribution Paid	-388,216	-277,604
6.02	Net Cash from Investing Activities	-1,192,404	-955,580
6.02.01	Acquisition of Intangible Assets	-1,130,122	-999,765
6.02.02	Acquisition of Property, Plant and Equipment	-52,135	-7,947
6.02.03	Increase in Investments	-17	-357
6.02.04	Restricted Cash	-10,130	52,489
6.03	Net Cash from Financing Activities	-43,799	-696,167
6.03.01	Funding – Loans	795,911	1,262,709
6.03.02	Amortization of Loans	-326,390	-1,409,371
6.03.03	Payment of Interests on Equity	-467,439	-498,648
6.03.04	Public-Private Partnership (PPP)	-9,921	-20,963
6.03.05	Program Contract Commitments	-35,960	-29,894
6.05	Increase (Decrease) in Cash and Cash Equivalents	41,710	-246,887
6.05.01	Opening Cash and Cash Equivalents	1,782,001	1,915,974
6.05.02	Closing Cash and Cash Equivalents	1,823,711	1,669,087

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Changes in Equity – 1/1/2014 to 6/30/2014

(R$ thousand)
Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.03	Restated Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.04	Capital Transactions with Shareholders	0	0	-42,862	0	0	-42,862
5.04.08	Additional Dividends Approved	0	0	-42,862	0	0	-42,862
5.05	Total Comprehensive Income	0	0	0	780,008	0	780,008
5.05.01	Net Income for the Period	0	0	0	780,008	0	780,008
5.06	Internal Changes in the Shareholders’ Equity	3,796,312	-124,255	-3,672,057	0	0	0
5.06.04	Capitalization of Reserves	3,796,312	-124,255	-3,672,057	0	0	0
5.07	Closing Balances	10,000,000	0	3,021,470	780,008	-133,531	13,667,947

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Changes in Equity– 1/1/2013 to 6/30/2013

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.03	Restated Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.04	Capital Transactions with Shareholders	0	0	-80,201	0	0	-80,201
5.04.08	Additional Dividends Approved	0	0	-80,201	0	0	-80,201
5.05	Total Comprehensive Income	0	0	0	857,871	0	857,871
5.05.01	Net Income for the Period	0	0	0	857,871	0	857,871
5.07	Closing Balances	6,203,688	124,255	5,307,433	857,871	-458,815	12,034,432

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Parent Company’s Financial Statements/Statement of Value Added

(R$ thousand)
Code	Description	YTD Current Year 1/1/2014 to 6/30/2014	YTD Previous Year 1/1/2013 to 6/30/2013
7.01	Revenue	5,845,001	5,749,507
7.01.01	Operating Revenue	4,668,448	4,626,275
7.01.02	Other Revenue	42,905	27,018
7.01.03	Revenue from the Construction	1,209,976	1,152,453
7.01.04	Allowance for/Reversal of Doubtful Accounts	-76,328	-56,239
7.02	Inputs Acquired from Third Parties	-2,566,871	-2,278,969
7.02.01	Costs of Sales and Services	-2,079,367	-1,910,433
7.02.02	Materials, Energy, Outsourced Services and Other	-411,499	-354,660
7.02.04	Other	-76,005	-13,876
7.03	Gross Value Added	3,278,130	3,470,538
7.04	Retentions	-482,852	-391,924
7.04.01	Depreciation, Amortization and Depletion	-482,852	-391,924
7.05	Net Value Added Produced	2,795,278	3,078,614
7.06	Value Added Received through Transfer	180,796	194,396
7.06.01	Equity in the Earnings (Losses) of Subsidiaries	-319	-261
7.06.02	Finance Income	181,115	194,657
7.07	Total Value Added to Distribute	2,976,074	3,273,010
7.08	Value Added Distribution	2,976,074	3,273,010
7.08.01	Personnel	959,765	862,952
7.08.01.01	Direct Compensation	631,107	580,793
7.08.01.02	Benefits	254,575	232,134
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	74,083	50,025
7.08.02	Taxes and Contributions	948,275	976,961
7.08.02.01	Federal	897,965	919,473
7.08.02.02	State	35,867	28,044
7.08.02.03	Municipal	14,443	29,444
7.08.03	Value Distributed to Providers of Capital	288,026	575,226
7.08.03.01	Interest	249,891	542,396
7.08.03.02	Rental	38,135	32,830
7.08.04	Value Distributed to Shareholders	780,008	857,871
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	780,008	857,871

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

1. Financial highlights

							R$ million
	2Q14	2Q13	Chg. (R$)%		1H14	1H13	Chg. (R$)%
(+) Gross operating revenue	2,224.0	2,307.4	(83.4)	(3.6)	4,668.4	4,626.3	42.1	0.9
(+) Construction revenue	678.7	656.9	21.8	3.3	1,210.0	1,152.4	57.6	5.0
(-) COFINS and PASEP taxes	148.6	168.0	(19.4)	(11.5)	332.3	337.4	(5.1)	(1.5)
(=) Net operating revenue	2,754.1	2,796.3	(42.2)	(1.5)	5,546.1	5,441.3	104.8	1.9
(-) Costs and expenses	1,650.8	1,438.3	212.5	14.8	3,166.4	2,870.9	295.5	10.3
(-) Cunstruction costs	664.2	643.2	21.0	3.3	1,184.7	1,129.2	55.5	4.9
(+) Equity result	-	(0.1)	0.1	(100.0)	(0.3)	(0.2)	(0.1)	50.0
(+) Other operating revenue/expenses, net	5.2	1.5	3.7	246.7	(37.8)	10.3	(48.1)	(467.0)
(=) Earnings before financial result, income tax and social contribution	444.3	716.2	(271.9)	(38.0)	1,156.9	1,451.3	(294.4)	(20.3)
(+) Net financial	(21.6)	(207.3)	185.7	(89.6)	5.9	(179.9)	185.8	(103.3)
(=) Earnings before income tax and social contribution	422.7	508.9	(86.2)	(16.9)	1,162.8	1,271.4	(108.6)	(8.5)
(+) Income tax and social contribution	(120.3)	(147.2)	26.9	(18.3)	(382.8)	(413.5)	30.7	(7.4)
Net Income	302.4	361.7	(59.3)	(16.4)	780.0	857.9	(77.9)	(9.1)
Earnings per share* (R$)	0.44	0.53			1.14	1.26
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)
							R$ million
	2Q14	2Q13	Chg. (R$)%		1H14	1H13	Chg. (R$)%
Net income	302.4	361.7	(59.3)	(16.4)	780.0	857.9	(77.9)	(9.1)
(+) Income tax and social contribution	120.3	147.2	(26.9)	(18.3)	382.8	413.5	(30.7)	(7.4)
(+) Net financial	21.6	207.3	(185.7)	(89.6)	(5.9)	179.9	(185.8)	(103.3)
(+) Other operating revenues/expenses, net	(5.2)	(1.5)	(3.7)	246.7	37.8	(10.3)	48.1	(467.0)
(=) Earnings before financial result (EBIT)*	439.1	714.7	(275.6)	(38.6)	1,194.7	1,441.0	(246.3)	(17.1)
(+) Depreciation and amortization	222.6	196.7	25.9	13.2	482.9	391.9	91.0	23.2
(=) Adjusted EBITDA **	661.7	911.4	(249.7)	(27.4)	1,677.6	1,832.9	(155.3)	(8.5)
(%) Adjusted EBITDA margin	24.0	32.6			30.2	33.7

(*) Earnings before interest, income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2Q14, net operating revenue reached R$ 2.8 billion; a 1.5% decrease compared to the same period of 2013.

Costs and expenses, including construction costs, totaled R$ 2.3 billion, up 11.2% on the R$ 2.1 billion recorded in 2Q13.

EBIT, in the amount of R$ 439.1 million, dropped 38.6% from R$ 714.7 million in 2Q13.

Adjusted EBITDA, in the amount of R$ 661.7 million, dropped 27.4% from R$ 911.4 million in 2Q13 (R$ 1,677.6 million in the last 6 months and R$ 3,851.3 million in the last 12 months).

The adjusted EBITDA margin was 24.0% in 2Q14, versus the 32.6% in 2Q13 (30.2% in the last 6 months and 33.7% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 31.2% in 2Q14 (42.0% in 2Q13, 38.1% in the last 6 months and 42.6% in the last 12 months).

Net income totaled R$ 302.4 million, 16.4% lower than the R$ 361.7 million recorded in 2Q13.

2. Gross operating revenue

Gross operating revenue from water and sewage totaled R$ 2.2 billion, a drop of R$ 83.4 million or 3.6%, when compared to the R$ 2.3 billion recorded in 2Q13.

The main factors that led to this variation were:

•         Decrease of 1.8% in the Company’s total billed volume (2.8% in water and 0.6% in sewage); and

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

•         Payment of bonus, within the scope of the Corporate Program for Water Loss Reduction, with an R$ 88.1 million impact.

The decreases mentioned above were partially offset by the 3.1% tariff adjustment since December 2013.

3. Construction revenue

Construction revenue increased R$ 21.8 million or 3.3%, when compared to 2Q13. The variation was mainly due to higher investments in 2Q14.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter, and semester-on-semester, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	2Q14	2Q13%		2Q14	2Q13%		2Q14	2Q13%
Residential	382.0	383.6	(0.4)	319.2	318.7	0.2	701.2	702.3	(0.2)
Commercial	42.7	43.7	(2.3)	40.3	40.8	(1.2)	83.0	84.5	(1.8)
Industrial	9.9	9.7	2.1	10.9	11.7	(6.8)	20.8	21.4	(2.8)
Public	13.3	14.1	(5.7)	10.3	10.9	(5.5)	23.6	25.0	(5.6)
Total retail	447.9	451.1	(0.7)	380.7	382.1	(0.4)	828.6	833.2	(0.6)
Wholesale	63.1	74.4	(15.2)	6.6	7.5	(12.0)	69.7	81.9	(14.9)
Total	511.0	525.5	(2.8)	387.3	389.6	(0.6)	898.3	915.1	(1.8)
	1H14	1H13%		1H14	1H13%		1H14	1H13%
Residential	792.6	772.6	2.6	659.5	639.9	3.1	1,452.1	1,412.5	2.8
Commercial	87.7	86.8	1.0	82.3	80.7	2.0	170.0	167.5	1.5
Industrial	20.1	19.3	4.1	22.0	22.2	(0.9)	42.1	41.5	1.4
Public	27.1	26.9	0.7	20.9	21.1	(0.9)	48.0	48.0	-
Total retail	927.5	905.6	2.4	784.7	763.9	2.7	1,712.2	1,669.5	2.6
Wholesale	138.5	149.0	(7.0)	13.1	14.8	(11.5)	151.6	163.8	(7.4)
Total	1,066.0	1,054.6	1.1	797.8	778.7	2.5	1,863.8	1,833.3	1.7

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q14	2Q13%		2Q14	2Q13%		2Q14	2Q13%
Metropolitan	292.8	298.8	(2.0)	251.2	255.1	(1.5)	544.0	553.9	(1.8)
Regional (2)	155.1	152.3	1.8	129.5	127.0	2.0	284.6	279.3	1.9
Total retail	447.9	451.1	(0.7)	380.7	382.1	(0.4)	828.6	833.2	(0.6)
Wholesale	63.1	74.4	(15.2)	6.6	7.5	(12.0)	69.7	81.9	(14.9)
Total	511.0	525.5	(2.8)	387.3	389.6	(0.6)	898.3	915.1	(1.8)
	1H14	1H13%		1H14	1H13%		1H14	1H13%
Metropolitan	601.9	595.6	1.1	514.1	507.4	1.3	1,116.0	1,103.0	1.2
Regional (2)	325.6	310.0	5.0	270.6	256.5	5.5	596.2	566.5	5.2
Total retail	927.5	905.6	2.4	784.7	763.9	2.7	1,712.2	1,669.5	2.6
Wholesale	138.5	149.0	(7.0)	13.1	14.8	(11.5)	151.6	163.8	(7.4)
Total	1,066.0	1,054.6	1.1	797.8	778.7	2.5	1,863.8	1,833.3	1.7

            (1) Unaudited

            (2) Including coastal and interior region

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

5. Costs, administrative and selling expenses

In 2Q14, costs, administrative and selling expenses, grew 11.2% (R$ 233.5 million). Excluding construction costs, total costs and expenses grew 14.8%. As a percentage of net revenue, cost and expenses was 84.1% in 2Q14 from 74.4% in 2Q13.

								R$ million
	2Q14	2Q13	Chg. (R$)%		1H14	1H13	Chg. (R$)%
Payroll and benefits	551.4	492.0	59.4	12.1	1,048.1	953.8	94.3	9.9
Supplies	46.9	49.4	(2.5)	(5.1)	94.1	93.7	0.4	0.4
Treatment supplies	64.6	55.2	9.4	17.0	134.3	120.0	14.3	11.9
Services	351.6	295.1	56.5	19.1	666.2	523.9	142.3	27.2
Electric power	144.5	133.0	11.5	8.6	284.5	277.8	6.7	2.4
General expenses	190.0	186.3	3.7	2.0	342.7	401.8	(59.1)	(14.7)
Tax expenses	17.6	11.8	5.8	49.2	37.3	51.8	(14.5)	(28.0)
Sub-total	1,366.6	1,222.8	143.8	11.8	2,607.2	2,422.8	184.4	7.6
Depreciation and amortziation	222.6	196.7	25.9	13.2	482.9	391.9	91.0	23.2
Credit write-offs	61.6	18.8	42.8	227.7	76.3	56.2	20.1	35.8
Sub-total	284.2	215.5	68.7	31.9	559.2	448.1	111.1	24.8
Costs and expenses	1,650.8	1,438.3	212.5	14.8	3,166.4	2,870.9	295.5	10.3
Construction costs	664.2	643.2	21.0	3.3	1,184.7	1,129.2	55.5	4.9
Costs, adm., selling and construction expenses	2,315.0	2,081.5	233.5	11.2	4,351.1	4,000.1	351.0	8.8
% of net revenue	84.1	74.4			78.5	73.5

5.1. Payroll and benefits

In 2Q14 payroll and benefits grew R$ 59.4 million or 12.1%, from R$ 492.0 million to R$ 551.4 million, due to the following:

•         R$ 17.9 million increase in provisions, from the higher number of employees who are entitled to request retirement (TAC), in addition to the wage increase in the period;

•         R$ 14.0 million increase due to the 8.0% increase in wages since May 2013 and the average wage increase of 6.80% since May 2014, in addition to the changes from the career and wage plan carried out by the Company;

•         R$ 8.0 million upturn in the provision for the Pension Plan, arising from changes in actuarial assumptions;

•         R$ 4.4 million increase in expenses related to the Profit Sharing Program, chiefly due to lower reversal of provision occurred in 2Q14, due to higher compliance with the targets estimated for the period, combined with adjustments made in the period; and

•         R$ 4.3 million increase in overtime pay, mainly due to wage adjustment in the period, and the higher number of hours exercised.

5.2. Supplies

In 2Q14, expenses with supplies decreased R$ 2.5 million or 5.1%, when compared to the same period of the previous year, from R$ 49.4 million to R$ 46.9 million, mostly due to:

•         R$ 1.2 million decrease, basically due to space that has been adapted to develop Sabesp Information Integrated System (SiiS), in 2Q13; and

•         Lower use of materials in preventive and corrective maintenance and in several water and sewage systems, thus, resulting in a reduction of R$ 0.8 million.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

5.3. Treatment supplies

Treatment supplies expenses in 2Q14 were R$ 9.4 million or 17.0% higher than in 2Q13, from R$ 55.2 million to R$ 64.6 million. The main factors for this variation were:

•         Increase in the consumption of activated carbon, in the amount of R$ 4.3 million, essentially in the Guarapiranga and Taiaçupeba Water Treatment Stations  due to the proliferation of algae;

•         Use of chemical products since the second half of 2013, for the recovery of springs (mainly at the Guarapiranga System), in the amount of R$ 2.2 million;

•         Increase of R$ 1.5 million in the consumption of aluminum sulfate; and

•         Application of calcium nitrate since January 2014 to control smell in several Sewage Treatment Stations, in the amount of R$ 0.9 million.

5.4. Services

Services, in the amount of R$ 351.6 million, grew R$ 56.5 million or 19.1%, in comparison to the R$ 295.1 million in 2Q13. The main factors were:

•           Advertising campaigns, in the amount of R$ 28.1 million,  mainly due to the intensification of the rational use of water campaign;

•           Higher estimate of services expenses, in the amount of R$ 7.0 million, basically due to higher volume of advertising services in the period;

•           Expenses with risk contracts for credit recovery, in the amount of R$ 6.3 million; and

•           Hiring of services, in the amount of R$ 6.2 million, due to the beginning of operations in Diadema, in the amount of R$ 4.6 million.

5.5. Electric power

This item totaled R$ 144.5 million, an increase of R$ 11.5 million or 8.6% in comparison to the R$ 133.0 million in 2Q13, mainly due to the average increase of 14.0% in free market tariffs and of 6.2% in regulated market.

5.6. General expenses

General expenses grew R$ 3.7 million or 2.0%, totaling R$ 190.0 million, versus the R$ 186.3 million recorded in 2Q13, due to the following:

•         Increase in the provision for lawsuits in the amount of R$ 14.6 million, mainly related to civil (R$ 8.0 million) and labor (R$ 5.3 million) contingencies; and

•         Decrease of R$ 10.5 million in provision related to the transfer to the Municipal Fund for Environmental Sanitation and Infrastructure, as a result of the decrease in revenues in the municipality of São Paulo.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

5.7. Tax expenses

In 2Q14, there was an increase of R$ 5.8 million or 49.2%, due to increased tax expenses in 2Q14.

5.8. Depreciation and amortization

Depreciation and amortization increased R$ 25.9 million or 13.2%, from the R$ 196.7 million recorded in 2Q13, totaling R$ 222.6 million, due to the beginning of operations of intangible assets, in the amount of R$ 2.0 billion.

5.9. Credit write-offs

Credit write-offs grew R$ 42.8 million, to R$ 61.6 million in 2Q14, chiefly due to the higher provision of losses with allowance for doubtful accounts.

6. Other operating revenues and expenses, net

6.1. Other operating revenues, net

Recorded an R$ 8.1 million increase, mainly due to fine applied to suppliers and third parties.

6.2. Other operating expenses

R$ 4.3 million increase in other operating expenses due to:

•         Provision for the write-off of hydrometers in the amount of R$ 5.6 million; and

•         Losses regarding contractual payments related to the agreement with the municipality of Diadema, in the amount of R$ 2.0 million.

The increases mentioned above were partially offset by the R$ 3.4 million drop in the write-off of studies and projects.

7. Net financial

				R$ million
	2Q14	2Q13	Chg.	%
Financial expenses, net of revenues	(74.4)	(11.5)	(62.9)	547.0
Net monetary and exchange variation	52.8	(195.8)	248.6	(127.0)
Net financial	(21.6)	(207.3)	185.7	(89.6)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

7.1. Financial revenues and expenses

				R$ million
	2Q14	2Q13	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(23.1)	(22.1)	(1.0)	4.5
Interest and charges on domestic loans and financing	(79.9)	(64.9)	(15.0)	23.1
Other financial expenses	(45.3)	(5.6)	(39.7)	708.9
Total financial expenses	(148.3)	(92.6)	(55.7)	60.2
Financial revenues	73.9	81.1	(7.2)	(8.9)
Financial expenses net of revenues	(74.4)	(11.5)	(62.9)	547.0

7.1.1. Financial expenses

Financial expenses grew R$ 55.7 million or 60.2%. The main reasons were:

•         R$ 39.7 million increase in other financial expenses, chiefly due to the favorable results of lawsuits in 2Q13, reducing interest expenses in that period, representing a variation of R$ 37.8 million; and

•         R$ 15.0 million increase in interest and charges on domestic loans and financing, due to the higher increase in the Interbank Deposit Certificate (CDI) in 2Q14 (10.8%), versus 2Q13 (7.7%).

7.1.2. Financial revenues

Financial revenues from interests dropped R$ 7.2 million or 8.9%, due to lower number of instalment agreements held in 2Q14.

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	2Q14	2Q13	Chg.	%
Exchange rate variation on loans and financing	84.2	(201.7)	285.9	(141.7)
Monetary variation on loans and financing	(28.9)	(16.4)	(12.5)	76.2
Other monetary variations	(13.1)	2.1	(15.2)	(723.8)
Monetary/exchange rate variation on liabilities	42.2	(215.9)	258.1	(119.5)
Monetary/exchange rate variation on assets	10.6	20.1	(9.5)	(47.3)
Monetary/exchange rate variation, net	52.8	(195.8)	248.6	(127.0)

7.2.1. Monetary/exchange rate variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 2Q14 was R$ 258.1 million, lower than in 2Q13, especially due to:

•         Revenue of exchange rate variation in the amount of R$ 84.2 million in 2Q14, mainly deriving from the depreciation of the US Dollar and Japanese Yen versus Brazilian Real (2.7% and 1.0%, respectively), versus an expense of exchange rate variation of R$ 201.7 million in 2Q13, deriving from the appreciation of both currencies (10.0% and 4.3%, respectively);

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

•         R$ 12.5 million increase in monetary variation expenses over domestic loans and financing, mainly due to the higher variation of the IPCA rate in 2Q14 (2.06%), versus a 1.4% variation recorded in 2Q13. This increase is also a result of the higher amount of debt indexed to the IPCA rate, due to the 18th debenture issuance, in December 2013; and

•         R$ 15.2 million increase in other monetary variation due to the greater need of provision for lawsuits, in the amount of R$12.6 million.

8. Income tax and social contribution

Income tax and social contribution expenses decreased by R$ 26.9 million, due to the drop in taxable income in the period.

9. Indicators

9.1. Operating

Non-revenue water loss (IPF) and micro-measured water loss (IPM) continued to decline, reaching 23.8% and 30.8%, respectively, in 2Q14. This reduction was expected as a result of investments in the Corporate Program for Water Loss Reduction. Produced volume fell by 5.6% in 2Q14, thanks to the Corporate Program for Water Loss Reduction that covers the entire São Paulo Metropolitan Region.

Operating indicators *	2Q14	2Q13%
Water connections (1)	8,100	7,778	4.1
Sewage connections (1)	6,542	6,223	5.1
Population directly served - water (2)	25.1	24.4	2.9
Population directly served - sewage (2)	22.1	21.2	4.2
Number of employees	14,799	15,124	(2.1)
Water volume produced in the quarter(3)	710	752	(5.6)
Water volume produced in the semester(3)	1,488	1,514	(1.7)
IPF - Non-revenue water loss (%)	23.8	25.3	(5.9)
IPM - Micro-measured water loss (%)	30.8	31.6	(2.5)

(1)        Total connections, active and inactive, in thousand units at the end of the period

(2)        In million inhabitants, at the end of the period. Not including wholesale

(3)        In millions of cubic meters

(*)        Unaudited

9.2. Financial

Economic Indexes * (quarter end)	2Q14	2Q13
Amplified Consumer Price Index (IPCA)	1.54%	1.18%
Referential Rate (TR)	0.15%	0.00%
Interbank Deposit Certificate (CDI)	10.80%	7.72%
US DOLAR (R$)	2.2025	2.2156
YEN (R$)	0.0218	0.0223

                 (*)     Unaudited

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

10. Loans and financing

In June 2014, the Company conducted the 19th Issuance of Debentures, in a single series, in the amount of R$ 500 million to mature in June 2017 and progress payment of half-yearly interest rates from 0.80% to 1.08% p.a., plus CDI (interbank deposit certificate) variation. Proceeds are destined to settle financial commitments to mature in 2014 and 2015.

Amortization schedule – accounting balance

								R$ million
INSTITUTION	2014	2015	2016	2017	2018	2019	2020 and onwards	Total
Local market
Caixa Econômica Federal	36.7	65.5	65.7	69.0	72.8	76.0	679.8	1,065.5
Debentures	-	594.3	236.5	755.1	443.2	515.1	514.2	3,058.4
Debentures BNDES	37.7	74.5	74.5	74.5	74.5	74.4	125.0	535.1
Debentures FI FGTS	22.7	45.5	45.5	45.5	45.5	45.5	249.4	499.6
BNDES	24.6	50.7	57.3	59.4	59.4	59.4	230.1	540.9
Others	8.3	17.2	18.0	18.9	19.6	20.0	334.9	436.9
Interest and charges	61.5	27.2	-	-	-	-	-	88.7
Local market total	191.5	874.9	497.5	1,022.4	715.0	790.4	2,133.4	6,225.1
International market
BID	42.0	84.0	84.0	112.0	56.8	56.8	674.4	1,110.0
BIRD	-	-	-	-	-	3.4	97.2	100.6
Eurobonds	-	-	308.1	-	-	-	765.1	1,073.2
JICA	23.8	47.6	47.6	48.0	48.4	59.2	676.2	950.8
BID 1983AB	-	52.7	52.7	52.7	52.4	39.0	88.0	337.5
Interest and charges	21.5	-	-	-	-	-	-	21.5
International market total	87.3	184.3	492.4	212.7	157.6	158.4	2,300.9	3,593.6
Total	278.8	1,059.2	989.9	1,235.1	872.6	948.8	4,434.3	9,818.7

11. Capex

Our capex plan is designed to improve and expand our water and sewage system and to increase and protect our water sources in order to meet the growing demand for water and sewage services in the 364 municipalities we serve.

In 2Q14 the Company invested R$ 728.4 million versus R$ 716.0 million invested in 2Q13.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

1   Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in customer service.

On June 30, 2014, the Company operated water and sewage services in 364 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 364 municipalities. On June 30, 2014, the Company had 366 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Álvares Florense, Cajobi, Embaúba, Iperó and Macatuba, and the carrying amount of these municipalities' intangible assets was R$11,330 as of June 30, 2014.

As of June 30, 2014, 54 concession agreements had expired and are being negotiated. From 2014 to 2030, 38 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By June 30, 2014, 274 program and services contracts were signed (266 contracts on December 31, 2013).

As of June 30, 2014, the carrying amount of the underlying assets used in the 54 concessions of the municipalities under negotiation totaled R$6,012,934, accounting for 24.40% of total, and the related gross revenue for the six-month period then ended totaled R$951,526 on June 30, 2014, accounting for 16.19% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 49.79% of the gross revenues on  June 30, 2014 (51.15% on June 30, 2013) and 41.62% of intangible assets (42.46% on December 31, 2013).

On June 23, 2010, the State of São Paulo, the municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of June 30, 2014, the carrying amount of the municipality of Santos’ intangible assets was R$307,275 (R$340,530 on December 31, 2013) and gross revenue in the six-month period ended June 30, 2014 was R$117,885 (R$124,077 on June 30, 2013).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002. In 2007, SABESP adhered to the Corporate Sustainability Index, or ISE of BM&FBovespa, which reflects the high level of commitment with sustainable development and social practices.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

The interim financial information was approved by the Board of Directors on August 14, 2014.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

2   Basis of preparation and presentation of the interim financial information

Presentation of the quarterly financial information

The quarterly financial information as of June 30, 2014 was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this Interim Financial Information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for the six-month period ended June 30, 2014, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the financial statements as of December 31, 2013, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee- CPC.

2.1  Accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended June 30, 2014 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2013. These policies are disclosed in Note 3 to the Annual Financial Statements.

3   Financial Risk Management

3.1  Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(a)       Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with Brazilian Real currency fluctuations against the US dollar and yen. SABESP’s foreign currency-denominated liabilities mainly include US dollar and yen-denominated loans.

In case of Brazilian real depreciation in relation to foreign currency in which the debt is denominated, SABESP will incur in monetary loss in relation to such debt.

SABESP’s specific foreign currency risks are related to exposures caused by its current and non-current debts denominated in foreign currency.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to change expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$3,611,392 on June 30, 2014 (R$3,715,645 in December 2013). Below, the Company’s exposure to foreign exchange risk:

	June 30,2014		December 31, 2013
	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,197,399	2,637,271	1,181,256	2,767,210
Loans and financing – Yen	43,800,424	952,659	41,504,249	926,790
Interest and charges from loans and financing – US$		14,592		14,512
Interest and charges from loans and financing – Yen		6,870		7,133
Total exposure		3,611,392		3,715,645
Financing cost		(17,735)		(17,092)
Total loans in foreign currency		3,593,657		3,698,553

As of June 30, 2014, if the Brazilian real had depreciated or appreciated by 10% against the US dollar and Yen with all other variables held constant, effects on results before taxes on June 30, 2014 would have been R$361,139 (R$371,564 in December 2013), lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian Real.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on June 30, 2014 (Liabilities) in US$	1,197,399	1,197,399	1,197,399

US$ rate on June 30, 2014	2.2025	2.2025	2.2025
Exchange rate estimated according to the scenario	2.5000	3.1250	3.7500
Difference between the rates	(0.2975)	(0.9225)	(1.5475)

Effect on net financial result in R$- (loss)	(356,226)	(1,104,601)	(1,852,975)

Net currency exposure on June 30, 2014 (Liabilities) in Yen	43,800,424	43,800,424	43,800,424

Yen rate on June 30, 2014	0.021750	0.021750	0.021750
Exchange rate estimated according to the scenario	0.022836	0.02854	0.03425
Difference between the rates	(0.00109)	(0.00679)	(0.01250)

Effect on net financial result in R$- (loss)	(47,742)	(297,405)	(547,505)

Total effect on net financial result in R$- (loss)	(403,968)	(1,402,006)	(2,400,480)

(*) The probable scenario in foreign currency (US dollar and Yen) considered the average exchange rate for the 12-month period after June 30, 2014, according to BM&FBovespa.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's loans and financing subject to variable interest rate:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

	June 30,2014	December 31, 2013

TR(i)	1,568,109	1,646,546
CDI(ii)	1,712,010	1,212,010
TJLP(iii)	957,830	990,273
IPCA(iv)	1,473,252	1,413,629
LIBOR(v)	1,542,750	1,599,815
Interest and charges	96,165	120,839
Total	7,350,116	6,983,112

(i) TR – Interest Benchmark Rate

(ii) CDI (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting the Company's indebtedness.

On June 30, 2014, if interest rates on loans and financing denominated in Brazilian reais had been 100 basis points higher or lower with all other variables held constant, the effects on profit for the six-month period ended June 30, 2014, before taxes would have been R$73,501 (R$69,831 in December 2013) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

(b)         Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash, accounts receivable from related parties and indemnities. Credit risk exposure is mitigated by sales to a dispersed customer base.

The maximum exposures to credit risk at the reporting date are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties in the balance sheet date, as per Notes 5, 6, 7 and 8.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment may can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Moody's, Fitch and S&P), according to internal policy of market risk management:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

	June 30, 2014	December 31, 2013
Cash at bank and short-term bank deposits
AAA(bra)	1,821,961	1,781,327
Other (*)	1,750	674
	1,823,711	1,782,001

(*)This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Brazilian Federal Savings Bank	AAA (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

(c)         Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its Capex and operating expenses needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits, short-term deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below analyzes the financial assets and liabilities of the Company, into relevant maturities, including the installment of principal and interest to be paid according to the agreement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	July to December 2014	2015	2016	2017	2018	2019 onwards	Total
As of June 30, 2014

Liabilities
Loans and financing	505,107	1,593,684	1,458,995	1,639,729	1,215,237	7,116,526	13,529,278
Accounts payable to suppliers and contractors	249,768	-	-	-	-	-	249,768
Services payable	334,123	-	-	-	-	-	334,123
Public-private partnership (PPP)	21,804	43,607	43,607	43,607	282,673	4,930,579	5,365,877
Program contract commitments	78,818	129,199	3,222	881	780	16,658	229,558

	2014	2015	2016	2017	2018	2019 onwards	Total
As of December 31, 2013

Liabilities
Loans and financing	1,186,907	1,545,451	1,458,618	1,125,401	1,186,483	6,860,587	13,363,447
Accounts payable to suppliers and contractors	275,051	-	-	-	-	-	275,051
Services payable	323,208	-	-	-	-	-	323,208
Public-private partnership (PPP)	43,607	43,607	43,607	43,607	282,673	4,930,579	5,387,680
Program contract commitments	85,277	77,772	3,452	1,110	1,010	22,251	190,872

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan agreements including cross default clauses, i.e., the early maturity of any Company’s debt will imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

(d)         Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented above, due to the estimates used in the measurement.

June 30, 2014
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II (25%)	Scenario III (50%)

Assets
CDI	1,214,038	11.8800%(*)	14.8500%	17.8200%
Financial income to be incurred		144,228	180,285	216,342

Liabilities
CDI	1,712,010	11.8800%(*)	14.8500%	17.8200%
Interest to be incurred		(203,387)	(254,233)	(305,080)

CDI net exposure		(59,159)	(73,948)	(88,738)

Liabilities
TR	1,568,109	0.0069%(*)	0.0086%	0.0104%
Expenses to be incurred		(108)	(135)	(163)

IPCA	1,473,252	6.1000%(*)	7.6250%	9.1500%
Expenses to be incurred		(89,868)	(112,335)	(134,803)

TJLP	957,830	5.0000%(*)	6.2500%	7.5000%
Interest to be incurred		(47,892)	(59,864)	(71,837)

LIBOR	1,542,750	0.2793%(**)	0.3491%	0.4189%
Interest to be incurred		(4,309)	(5,386)	(6,463)

Total net expenses to be incurred		(201,336)	(251,668)	(302,004)

(*) Source: Focus Report – BACEN, June 30, 2014
(**) Source: Bloomberg

 (i)   Refers to the scenario of interest to be incurred for the 12 months as of June 30, 2014 or until the maturity of the agreements, whichever is shorter.

3.2 Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

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The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	June 30, 2014	December 31, 2013

Total loans and financing	9,818,724	9,450,074
Less: cash and cash equivalents	(1,823,711)	(1,782,001)

Net debt	7,995,013	7,668,073
Total equity	13,667,947	12,930,801

Total capital	21,662,960	20,598,874

Leverage ratio	37%	37%

On June 30, 2014 the leverage ratio did not change in comparison to the ratio posted on December 31, 2013.

3.3 Fair value estimates

It is assumed that balances from trade accounts receivable (current) and accounts payable to suppliers by carrying amount approximate their fair values, considering the short maturity. Long-term trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

3.4 Financial Instruments

On June 30, 2014 and December 31, 2013, the Company did not have financial assets classified into the fair value categories through profit or loss, held to maturity and available for sale. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, trade accounts receivable, balances with related parties, other accounts receivable, balances receivable from the Water National Agency – ANA, contractors and suppliers, loans and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Financial assets

	June 30, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,823,711	1,823,711	1,782,001	1,782,001
Restricted cash	20,463	20,463	10,333	10,333
Trade accounts receivable	1,281,336	1,281,336	1,515,565	1,515,565
Accounts receivable from related parties	233,951	233,951	265,312	265,312
Water National Agency – ANA	120,204	120,204	107,003	107,003
Other accounts receivable	181,913	181,913	155,991	155,991

Financial liabilities

	June 30, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and financing	9,818,724	9,689,340	9,450,074	9,439,094
Accounts payable to suppliers and contractors	249,768	249,768	275,051	275,051
Services payable	334,123	334,123	323,208	323,208
Program contract commitments	211,179	211,179	166,038	166,038
Public-private partnership - PPP	340,306	340,306	342,508	342,508

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)       Agreements with CEF (Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&FBovespa.

(ii)     Debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or by market equivalent rates, or the Company’s share traded in the Brazilian market.

(iii)     BNDES loans are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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These loans have specific characteristics and the conditions defined in the loan agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES loans, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&FBovespa.

(v)     Agreements with IDB, IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate of June 30, 2014.

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of June 30, 2014.

(vii) Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate. Thus, the Company discloses as market capitalization, the amount recorded on June 30, 2014.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

4   Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

There were no changes in relation to what was presented in the Annual Financial Statements as of December 31, 2013, as per Note 5.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

5   Cash and Cash Equivalents

	June 30, 2014	December 31, 2013

Cash and banks	609,673	189,836
Cash equivalents	1,214,038	1,592,165
	1,823,711	1,782,001

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 99.85% of CDI in June 2014 (100.00% in December 2013).

6   Restricted cash

On June 30, 2014, the Company’s restricted cash, under current assets, totaled R$20,463, mainly referring to the agreement with the local government of the city of São Paulo, in which the Company transfers 7.5% of the Municipal revenue to the Municipal Fund (December 2013 – R$10,333).

7   Trade Accounts Receivable

(a)         Equity balances

	June 30, 2014	December 31, 2013
Private sector:
General and special customers (i) (ii)	847,042	1,008,335
Agreements (iii)	302,575	287,662

	1,149,617	1,295,997
Government entities:
Municipal	523,769	511,967
Federal	4,170	4,292
Agreements (iii)	189,116	167,642

	717,055	683,901
Wholesale customers – Municipal governments: (iv)
Guarulhos	709,555	661,908
Mauá	355,125	327,451
Mogi das Cruzes	2,388	15,430
Santo André	748,112	700,550
São Caetano do Sul	2,054	2,114
Diadema (*)	224,433	210,406

Total wholesale customers – Municipal governments	2,041,667	1,917,859

Unbilled supply	411,632	474,492

Subtotal	4,319,971	4,372,249
Allowance for doubtful accounts	(3,038,635)	(2,856,684)

Total	1,281,336	1,515,565

Current	1,095,827	1,120,053
Noncurrent	185,509	395,512

	1,281,336	1,515,565

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(*) On March 18, 2014, the State of São Paulo, the municipality of Diadema and SABESP entered into a “Water Supply and Sewage Public Utility Services Agreement” in the municipality of Diadema. Through this contract, the State of São Paulo and the municipality of Diadema have ensured to SABESP (or subsidiary) exclusive rights to render services for a 30-year term.

On this same date, judicial settlements were signed in lawsuits filed by SABESP against the municipality of Diadema and Saned – a municipal company. Through these settlements, SABESP, the municipality of Diadema and Saned agree to suspend the execution of suits to collect receivables related to water supply at wholesale and collection of indemnity debt. The debts will progressively decrease throughout a 30-year period, under the condition that there is a full compliance with the agreements and provision of services contract.

This balance is fully accrued as losses.

From January to June 2014, there were no relevant changes in relation to the operations presented in the financial statements as of December 31, 2013.

(i)   General customers - residential and small and mid-sized companies

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Version: 1

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful account and are classified in noncurrent assets.

	Six-month period ended June 30, 2014	Year ended December 31, 2013
Balance at the beginning of the period	1,917,859	1,677,727
Services provided	203,020	424,018
Receipts – services in current year	(20,136)	(160,944)
Receipts – services in previous years	(59,076)	(22,942)

Balance at the end of the period	2,041,667	1,917,859

(b)         The aging of trade accounts receivable is as follows:

	June 30, 2014	December 31, 2013
Current	1,023,435	1,243,156
Past-due:
Up to 30 days	173,230	191,668
From 31 to 60 days	104,728	105,542
From 61 to 90 days	77,231	60,868
From 91 to 120 days	68,206	51,932
From 121 to 180 days	106,943	90,498
From 181 to 360 days	163,333	149,242
Over 360 days	2,602,865	2,479,343

Total past-due	3,296,536	3,129,093

Total	4,319,971	4,372,249

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

The increase in the balance overdue is mainly due to accounts receivable at wholesale, where the municipalities are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

(c)         Allowance for doubtful accounts

	June 30, 2014	June 30, 2013
Balance at the beginning of the period	2,856,684	2,723,408
Private sector/government entities	34,927	45,892
Recoveries	(22,075)	(22,619)
Wholesale customers	169,228	109,065

Additions for the period	182,080	132,338

Write-offs in the period referring to the bad debt	(129)	-

Balance at the end of the period	3,038,635	2,855,746

Reconciliation of provision for losses of income	April to June 2014	January to June 2014	April to June 2013	January to June 2013
Losses (write-off)	10,697	20,086	10,775	32,006
Provision for state entities (related parties)	795	795	418	960
Provision for private sector/government entities	17,862	34,926	24,304	45,892
Provision for wholesale supply	42,596	42,596	-	-
Recoveries	(10,315)	(22,075)	(16,658)	(22,619)

Balance	61,635	76,328	18,839	56,239

The Company does not have customers representing 10% or more of its revenues.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

8   Related Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a) Accounts receivable, interest on shareholders' equity payable, revenue and expenses with the São Paulo State Government

	June 30, 2014	December 31, 2013
Accounts receivable
Current:
Water and sewage services	108,415	110,615
Allowance for losses	(47,469)	(46,674)
Reimbursement for pension benefits paid -
Gesp Agreement	39,201	39,201
Reimbursement for pension benefits paid -
Monthly flow	5,836	9,399
“Se Liga na Rede” (Connect to the Network Program)	17,088	22,314

Total current	123,070	134,855

Noncurrent:
Reimbursement for pension benefits paid -
GESP Agreement	110,881	130,457

Total noncurrent	110,881	130,457

Total receivables from shareholder	233,951	265,312

Assets:
Water and sewage services	60,945	63,941
Reimbursement of additional retirement and pension benefits	155,918	179,057
“Se Liga na Rede” (Connect to the Network Program) (l)	17,088	22,314

Total	233,951	265,312

Liabilities:
Interest on shareholders’ equity payable to related parties	32,289	229,605

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

	April to June 2014	January to June 2014	April to June 2013	January to June 2013
Revenue from water and sewage services
Water supply	56,772	116,701	63,257	117,757
Sewage services	50,202	103,268	55,090	103,271
Payments received from related parties	(113,589)	(220,923)	(113,943)	(214,836)

Receipt of GESP reimbursement referring to Law 4819/58	(28,001)	(59,337)	(31,256)	(54,355)

In the period between January and June 2014, there were no relevant changes in relation to the operations presented in the financial statements as of December 31, 2013. See further details and explanations about the nature of related party transactions in Note 9 to the Financial Statements as of December 31, 2013.

(b)          Contingent assets - GESP (not recorded)

On June 30, 2014 and December 31, 2013, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

	June 30, 2014	December 31, 2013
Controversial amounts receivable	747,811	716,196
Undisputed amount referring to the transfer to SABESP of reservoirs at Alto Tietê system (original value)	696,283	696,283
Total	1,444,094	1,412,479

During the period from January to June 30, 2014, there were neither relevant changes in the negotiations nor in the progress of legal proceedings. See further details and explanations about the nature of these contingent assets in Note 9 (vii) to the Financial Statements as of December 31, 2013.

(c)          Use of reservoirs - EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which SABESP uses in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs given the grants already made. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. There is a risk of not properly rendering services in the region, besides increasing water supply cost.

Several lawsuits were filed by EMAE, among them a lawsuit to create an arbitration clause related to the Guarapiranga reservoir, a proceeding which had already started and another one, equally pleading for financial compensation due to SABESP’s water collect from Billings reservoir for public supply, these two lawsuits alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

SABESP understands that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

On April 10, 2014, we issued a Notice to the Market including the information we have been discussing with EMAE about any future agreement. However, no adjustment was confirmed up to date and no agreement was executed by either party up to date.

(d)          Agreements with reduced tariffs with State and Municipal Government Entities that joined the Water Rational Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(e)          Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(f)           Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. From April to June 2014 and in 2013, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$2,571 and R$3,706, respectively, and from January to June 2014 and 2013, R$5,065 and R$6,468 were paid, respectively.

From April to June 2014 and in 2013, expenses related to personnel assigned by other entities to SABESP totaled R$113 and R$275, respectively, and from January to June 2014 and 2013, expenses totaled R$209 and R$533, respectively.

(g)          Services obtained from state government entities

As of June 30, 2014 and December 31, 2013, SABESP had an outstanding amounts payable of R$1,395 and R$1,791, respectively, for services rendered by São Paulo State Government entities.

(h)          Non-operating assets

As of June 30, 2014 and December 31, 2013, the Company had an amount of R$969 related to free land lent to DAEE (Water and Electricity Department).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(i)           SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized as of June 30, 2014 amounted to R$568,162 (R$546,748 in December 2013), according to Note 18 (b).

(j)           Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors and Officers amounted to R$766 and R$843 for the second quarter of 2014 and 2013, respectively. From January to June 2014 and 2013, R$1,619 and R$1,618 were accrued, respectively and they refer to short-term benefits. An additional amount of R$113, related to the Officers’ bonus program, was recorded from April to June 2014 (R$146 – April to June 2013). From January to June 2014 and 2013, R$253 and R$286 were accrued, respectively.

(k)          Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), not holding the majority interest but with cast vote and power of veto in some issues. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A., Aquapolo Ambiental S.A. and Attend Ambiental S.A. to finance the operations of these companies, until the loans and financing requested with financial institutions is cleared.

The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho were settled in July 2012, according to the agreement’s provisions. On July 18, 2012, new agreements were signed with both companies, pursuant to the conditions in the table below. The agreement signed with Aquapolo Ambiental on March 30, 2012 remains with the same characteristics, according to the table below:

SPE	Credit limit	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Águas de Andradina	3,467	1,427	446	1,873	SELIC + 3.5 % p.a.	(*)
Águas de Castilho	675	403	126	529	SELIC + 3.5 % p.a.	(*)
Attend Ambiental S/A	5,400	3,649	39	3,688	SELIC + 3.5 % p.a.	(**)
Aquapolo Ambiental	5,629	5,629	2,007	7,636	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental	19,000	19,000	5,560	24,560	CDI + 1.2% p.a.	4/30/2015
Total	34,171	30,108	8,178	38,286

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(*) The loan agreements with SPEs Águas de Andradina and Águas de Castilho mature when funds deriving from long-term agreement with the Brazilian Development Bank – BNDES are released, when borrower will settle all and any debt deriving from current opening of loan facility. The agreement with SPE Águas de Andradina was settled in July 2014.

(**) The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period. Credit facility will be available to the borrower up to December 31, 2014.

The amount disbursed is recognized in Assets under “Other Receivables” and amounts to R$24,479 for principal and R$6,171 for interest recognized in Current Assets and R$5,629 for principal and R$2,007 for interest in Noncurrent Assets. As of June 30, 2014, the balance of principal and interest rates of these agreements is R$38,286 (R$32,058 as of December/2013). In the period between January and June 2014, financial income recognized was R$2,580 (R$1,388 from January to June 2013).

(l)           Se Liga na Rede (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. On June 30, 2014, the year-to-date program total amount was R$45,806, R$17,088 recorded in balances receivable from related parties, the amount of R$11,832 recorded in the group of intangible assets and R$16,886 reimbursed by GESP.

9   Water National Agency - ANA

Refers to agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

On June 30, 2014, the balances of assets and liabilities were R$120,204 (December 2013 – R$107,003), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

10   Investments

The Company holds interest valued by the equity accounting in the following investees: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Águas de Castilho, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental.

Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, indicating participating shared control (joint venture – CPC 19(R2)).

See information about these companies’ activities in Note 11 to the Financial Statements as of December 31, 2013. In the quarter ended June 30, 2014, there were no relevant changes in the operations of these investees.

See below a summary of financial information of these investees:

Company	Investments		Equity in the earnings of subsidiaries		Interest percentage		Equity		Profit or loss for the period
	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2013	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2013

Sesamm	9,093	8,239	854	554	36%	36%	25,257	22,884	2,373	1,539
Águas de Andradina	1,124	1,087	37	86	30%	30%	3,746	3,622	124	287
Águas de Castilho	727	619	108	121	30%	30%	2,424	2,064	360	403
Saneaqua Mairinque	971	931	40	(29)	30%	30%	3,236	3,102	134	(97)
Attend Ambiental	1,975	2,707	(732)	(568)	45%	45%	4,389	6,016	(1,627)	(1,262)
Aquapolo Ambiental	8,880	9,506	(626)	(425)	49%	49%	18,122	19,400	(1,278)	(867)
Total	22,770	23,089	(319)	(261)			57,174	57,088	86	3
Other investments	588	571
Overall total	23,358	23,660

11   Investment properties

On June 30, 2014, the balances of “Investment properties” are R$54,039 (December/2013 – R$54,039). On June 30, 2014 and December 31, 2013, the market value of these properties is approximately R$327,000 and R$296,000.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

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12   Intangible Assets

(a)         Equity balances

	June 30, 2014			December 31, 2013
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible right arising from:
Agreements – equity value	8,544,897	(1,547,396)	6,997,501	8,578,886	(1,499,096)	7,079,790
Concession agreements – economic value	1,596,160	(367,420)	1,228,740	1,529,096	(342,950)	1,186,146
Program contracts	7,145,992	(1,958,017)	5,187,975	6,473,507	(1,804,940)	4,668,567
Program contracts – commitments	808,662	(92,281)	716,381	693,029	(79,709)	613,320
Services contracts – São Paulo	11,894,367	(1,624,212)	10,270,155	11,555,381	(1,430,778)	10,124,603
Software licenses	274,364	(44,171)	230,193	209,156	(35,351)	173,805
Total	30,264,442	(5,633,497)	24,630,945	29,039,055	(5,192,824)	23,846,231

(b)         Changes

	December 31, 2013	Additions	Agreement renewal	Provision for write-off	Transfer to property and equipment	Write-offs and disposals	Amortization	June 30, 2014
Intangible assets arising from:
Agreements – equity value	7,079,790	263,110	(165,093)	(27,613)	(38,077)	(87)	(114,529)	6,997,501
Concession agreements – economic value	1,186,146	67,139	-	(49)	(43)	(6)	(24,447)	1,228,740
Program contracts	4,668,567	458,093	165,093	(4,354)	(176)	(191)	(99,057)	5,187,975
Program contracts – commitments	613,320	115,633	-	-	-	-	(12,572)	716,381
Services contracts – São Paulo	10,124,603	360,357	-	(18,276)	(56)	(1,339)	(195,134)	10,270,155
Software licenses	173,805	80,871	-	-	-	-	(24,483)	230,193
Total	23,846,231	1,345,203	-	(50,292)	(38,352)	(1,623)	(470,222)	24,630,945

In the first quarter of 2014, the Company renewed program contracts with municipalities of Itapevi, Jaborandi, Lucélia, Parapuã, Piedade and Rosana, and signed a program contract with the municipality of Diadema, all of them for a 30-year term. In the second quarter of 2014, the contract with municipality of Registro was renewed for 30 years.

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(c)         Construction services

	From April to June 2014			From January to June 2014
	Water supply	Sewage services	Total	Water supply	Sewage services	Total
Construction revenue	280,864	397,885	678,749	498,964	711,012	1,209,976
Construction costs incurred	275,048	389,169	664,217	489,186	695,503	1,184,689
Margin	5,816	8,716	14,532	9,778	15,509	25,287

	From April to June 2013			From January to June 2013
	Water supply	Sewage services	Total	Water supply	Sewage services	Total
Construction revenue	276,904	379,940	656,844	492,591	659,862	1,152,453
Construction costs incurred	271,478	371,751	643,229	479,996	649,195	1,129,191
Margin	5,426	8,189	13,615	12,595	10,667	23,262

(d)         General information

During the period ended June 30, 2014 there were no relevant changes in the criteria to account for intangible assets and types of contracts. See further information in Note 13 (d) to the Financial Statements as of December 31, 2013.

The Company has obligations recorded in “Program Contract – Commitments” in current liabilities in the amount of R$128,505 and R$77,360 on June 30, 2014 and December 31, 2013, respectively) and noncurrent liabilities (in the amount of R$82,674 and R$88,678 on June 30, 2014 and December 31, 2013, respectively.

(e)         Capitalization of interest and other financial charges

From January to June 2014, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets totaling R$74,718 with an average rate of 1.38% (R$167,791 from January to June 2013, with an average rate of 3.53%), during the period in which assets were recorded as works in progress.

(f)          Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. On June 30, 2014 and 2013 the margin was 2.3%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

Construction margin for the second quarter of 2014 and 2013 was R$14,532 and R$13,615, respectively, and for the period from January to June 2014 and 2013 was R$25,287 and R$23,262.

(g)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. From April to June 2014, the total amount related to expropriations was R$3,559 and for the period of January to June 2014 was R$7,526 (April to June 2013 – R$16,939 and January to June 2013 – R$20,771).

(h)         Public-Private-Partnership (PPP)

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of June 30, 2014 and December 31, 2013, the amounts recognized as intangible asset related to PPP were R$410,033 and R$415,619, respectively.

In relation to the obligations assumed by the Company on June 30, 2014 and December 31, 2013, the balances in current liabilities were R$21,043 and R$20,241 and under noncurrent liabilities were R$319,263 and R$322,267, respectively.

São Lourenço Production System

On April 10, 2014, the Company started the construction of the Água São Lourenço Production System, which will expand the São Paulo Metropolitan Region’s supply capacity by 4.7 thousand liters per second. This project will directly benefit 1.5 million people living in the cities of Barueri, Carapicuíba, Cotia, Itapevi, Jandira, Santana de Parnaíba and Vargem Grande Paulista. SABESP’s installed capacity is 73,000 liters of treated water per second. The new system will expand this capacity to 77.7 thousand liters per second. The project has been carried out by means of a Public-Private Partnership. The services agreement, signed in August 2013, has 25-year term, aiming the rendering of dehydration, drying and sludge final disposal, works and maintenance services of the production system, and the estimated amount of R$6.0 billion, with an investment estimated at R$2.21 billion fully made by the Special Purpose Entity referred to as São Lourenço S/A Production System, whose shareholders are Construções e Comércio Camargo Corrêa and Construtora Andrade Gutierrez.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(i)          Works in progress

The amount of R$5,579 million is recorded as intangible assets from works in progress on June 30, 2014 (R$6,498 million in December 2013), and most of works are located in the following municipalities:

	June 30, 2014	December 31, 2013
São Paulo	3,107	3,201
Praia Grande	258	294
Itanhaém	240	215
São José dos Campos	208	187
Guarujá	198	196
Peruíbe	114	267
Other	1,454	2,138

Total	5,579	6,498

(j)          Amortization of intangible assets

The amortization average rate totaled 3.9% and 4.0% on June 30, 2014 and 2013, respectively.

(k)          Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system), where administrative/financial module is expected to have its go live for the second half of 2014 and the commercial module for the first quarter of 2015.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

13   Property, Plant and Equipment

(a)         Equity balances

	June 30, 2014			December 31, 2013
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,332	-	88,332	88,332	-	88,332
Buildings	70,348	(31,107)	39,241	54,187	(30,233)	23,954
Equipment	272,707	(138,855)	133,852	202,498	(130,665)	71,833
Transportation equipment	14,291	(6,214)	8,077	13,856	(5,961)	7,895
Furniture, fixtures and equipment	17,113	(9,958)	7,155	17,060	(10,239)	6,821
Other	1,063	(545)	518	1,201	(540)	661
	463,854	(186,679)	277,175	377,134	(177,638)	199,496

(b)         Changes

	December 31, 2013	Additions	Transfer of intangible assets	Write-offs and disposals	Depreciation	June 30, 2014
Land	88,332	-	-	-	-	88,332
Buildings	23,954	14,823	1,109	-	(645)	39,241
Equipment	71,833	34,942	38,276	(161)	(11,038)	133,852
Transportation equipment	7,895	1,241	(517)	-	(542)	8,077
Furniture, fixtures and equipment	6,821	755	(4)	(17)	(400)	7,155
Other	661	374	(512)	-	(5)	518
	199,496	52,135	38,352	(178)	(12,630)	277,175

(c)         Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 11.5% and 10.5%, on June 30, 2014 and 2013, respectively.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

14   Loans and Financing

Loans and financing outstanding balance	June 30, 2014			December 31, 2013
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
DOMESTIC CURRENCY
Banco do Brasil	-	-	-	100,497	-	100,497
10th issuance debentures	37,722	211,433	249,155	37,171	220,109	257,280
12th issuance debentures	45,455	453,934	499,389	22,727	476,702	499,429
14th issuance debentures	36,755	249,254	286,009	20,079	269,862	289,941
15th issuance debentures	94,819	748,825	843,644	-	820,887	820,887
16th issuance debentures	-	499,518	499,518	-	499,434	499,434
17 th issuance debentures	-	1,053,545	1,053,545	-	1,027,925	1,027,925
18 th issuance debentures	-	164,392	164,392	-	160,859	160,859
19 th issuance debentures	-	497,497	497,497	-	-	-
Brazilian Federal Savings Bank	70,317	995,096	1,065,413	83,267	959,853	1,043,120
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	73,392	89,701	16,309	81,546	97,855
Brazilian Development Bank - BNDES PAC	10,411	83,287	93,698	9,370	79,644	89,014
Brazilian Development Bank - BNDES PAC II 9751	3,360	28,760	32,120	2,308	29,192	31,500
Brazilian Development Bank - BNDES PAC II 9752	425	19,975	20,400	-	20,400	20,400
Brazilian Development Bank - BNDES ONDA LIMPA	19,230	187,219	206,449	19,230	196,821	216,051
Brazilian Development Bank - BNDES TIETE III	-	98,412	98,412	-	98,404	98,404
Leasing	8,050	426,194	434,244	-	382,492	382,492
Others	530	2,266	2,796	498	2,431	2,929
Interest and charges	88,685	-	88,685	113,504	-	113,504
TOTAL IN DOMESTIC CURRENCY	432,068	5,792,999	6,225,067	424,960	5,326,561	5,751,521

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

Loans and financing outstanding balance	June 30, 2014			December 31, 2013
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
FOREIGN CURRENCY
Inter-American Development Bank - IDB 713 - US$87,842 thousand ( US$100,391 thousand in December 2013)	55,278	138,192	193,470	58,794	176,382	235,176
Inter-American Development Bank - IDB 896 - US$6,945 thousand (US$8,333 thousand in December 2013)	6,118	9,177	15,295	6,507	13,014	19,521
Inter-American Development Bank - IDB 1212 - US$118,198 thousand (US$123,337 thousand in December 2013)	22,638	237,694	260,332	24,077	264,854	288,931
Inter-American Development Bank - IDB 2202 - US$294,323 thousand (US$243,687 thousand in December 2013)	-	640,930	640,930	-	564,443	564,443
International Bank for Reconstruction and Development -IBRD - US$45,860 thousand (US$37,335 thousand in December 2013)	-	100,631	100,631	-	87,077	87,077
Eurobonds - US$140,000 thousand (US$140,000 thousand in December 2013)	-	308,082	308,082	-	327,640	327,640
Eurobonds - US$350,000 thousand (US$350,000 thousand in December 2013)	-	765,060	765,060	-	813,650	813,650
JICA 15 ¥17,862,665 thousand (¥ 18,438,880 thousand in December 2013)	25,065	363,448	388,513	25,733	386,007	411,740
JICA 18 - ¥ 16,060,480 thousand (¥ 16,578,560 thousand in December 2013)	22,536	326,461	348,997	23,137	346,733	369,870
JICA 17 - ¥ 706,389 thousand (¥ 450,484 thousand in December 2013)	-	14,955	14,955	-	9,704	9,704
JICA 19 - ¥ 9,170,890 thousand (¥ 6,036,325 thousand in December 2013)	-	198,390	198,390	-	134,010	134,010
BID 1983AB - US$154,231 thousand (US$178,173 thousand in December 2013)	52,733	284,807	337,540	56,087	359,059	415,146
Interest and charges	21,462	-	21,462	21,645	-	21,645
TOTAL IN FOREIGN CURRENCY	205,830	3,387,827	3,593,657	215,980	3,482,573	3,698,553
TOTAL LOANS AND FINANCING	637,898	9,180,826	9,818,724	640,940	8,809,134	9,450,074

Quote on June 30, 2014 US$2.2025; ¥0.021750 (US$2.3426; ¥0.022330 on December 31, 2013)

On June 30, 2014, the Company did not record balances of loans and financing raised in 2013 to mature within 12 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	INFLATION ADJUSTMENT
DOMESTIC CURRENCY
Banco do Brasil	SÃO PAULO STATE GOVERNMENT AND OWN FUNDS	2014	8.50%	TR
10th issuance debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issuance debentures	OWN FUNDS	2025	TR + 9.5%
14th issuance debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issuance debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16th issuance debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
17 th issuance debentures	OWN FUNDS	2023	CDI +0.75 (series 1) and 4.5% (series 2) and+4.75% (series 3)	IPCA (series 2 and 3
18 th issuance debentures	OWN FUNDS	2024	TJLP + 1.92% (series 1 and 3)and 8.25% (series 2)	IPCA (series 2)
19 th issuance debentures	OWN FUNDS	2017	CDI + 0.80% to 1.08%
Brazilian Federal Savings Bank	OWN FUNDS	2013/2032	6.8% (weighted)	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETE III	OWN FUNDS	2025	1.66% + TJLP
Leasing	OWN FUNDS	2035	7.73% to 10.12%	IPC
Others	OWN FUNDS	2015/2018	TJLP + 2% (Fehidro) and 12% (Presidente Prudente)	TR

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

	GUARANTEES	MATURITY	ANNUAL INTEREST	FOREIGN EXCHANGE ADJUSTMENT
FOREIGN CURRENCY
Inter-American Development Bank - IDB 713	FEDERAL GOVERNMENT	2016	2.68%	US$
Inter-American Development Bank - IDB 896	FEDERAL GOVERNMENT	2017	3.00%	US$
Inter-American Development Bank - IDB 1212	FEDERAL GOVERNMENT	2025	2.51%	US$
Inter-American Development Bank - IDB 2202	FEDERAL GOVERNMENT	2035	1.17%	US$
International Bank for Reconstruction and Development - IBRD	FEDERAL GOVERNMENT	2034	0.40%	US$
Eurobonds	-	2016	7.50%	US$
Eurobonds	-	2020	6.25%	US$
JICA 15	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 18	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 17	FEDERAL GOVERNMENT	2035	1.2% and 0.01%	Yen
JICA 19	FEDERAL GOVERNMENT	2037	1.7% and 0.01%	Yen
BID 1983AB	-	2023	2.49% to 2.99%	US$

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(i)           Payment schedule – accounting balances

	2014	2015	2016	2017	2018	2019	2020 to 2037	TOTAL
IN DOMESTIC CURRENCY
Debentures	60,449	714,268	356,501	875,151	563,224	634,994	888,562	4,093,149
Brazilian Federal Savings Bank	36,677	65,518	65,686	68,957	72,777	76,023	679,775	1,065,413
BNDES	24,634	50,669	57,300	59,355	59,355	59,356	230,111	540,780
Leasing	8,036	16,603	17,363	18,188	19,083	20,055	334,916	434,244
Other	291	597	668	715	525	-	-	2,796
Interest and other charges	61,475	27,210	-	-	-	-	-	88,685
TOTAL IN DOMESTIC CURRENCY	191,562	874,865	497,518	1,022,366	714,964	790,428	2,133,364	6,225,067
IN FOREIGN CURRENCY
IDB	42,017	84,033	84,033	112,033	56,756	56,756	674,399	1,110,027
IBRD	-	-	-	-	-	3,367	97,264	100,631
Eurobonds	-	-	308,082	-	-	-	765,060	1,073,142
JICA	23,801	47,602	47,602	48,015	48,429	59,211	676,195	950,855
IDB 1983AB	-	52,733	52,733	52,733	52,399	38,967	87,975	337,540
Interests and other charges	21,462	-	-	-	-	-	-	21,462
TOTAL IN FOREIGN CURRENCY	87,280	184,368	492,450	212,781	157,584	158,301	2,300,893	3,593,657
Overall Total	278,842	1,059,233	989,968	1,235,147	872,548	948,729	4,434,257	9,818,724

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(i)                Main events in the quarter

On June 30, 2014, the Company held the 19th issuance of simple, unsecured debentures, not convertible into shares, in a single series, for public distribution, totaling R$500,000, in the number of 50,000 debentures, with a unit value of R$10, whose characteristics are as follows:

	Number	Update	Interest rates	Payment of interest rates	Amortization	Maturity

Single series	50,000	-	DI+ 0.80% at 1.08% p.a.	Half-yearly (June and December)	Lump sum	June 2017

The proceeds raised by the 19th Issue of Debentures will be allocated to pay the Company’s financial commitments.

(ii)             Covenants

Some loan and financial agreements have clauses related to meeting certain financial ratios with quarterly or yearly evidence. These covenants are the same disclosed in Note 15 to the Annual Financial Statements as of December 31, 2013.

19th Issue of Debentures

The indicators are calculated on a quarterly basis, upon the disclosure of the interim or annual financial statements:

Total Adjusted Debt in relation to EBITDA must be less than or equal to 3.65;

EBITDA in relation to the financial expenses paid must be equal to or higher than 1.5; and

Decrease in Net Revenue not exceeding 25%, due to termination of license, loss of concession or loss of capacity to execute and operate basic sanitation public utilities, considered severally or jointly.

The Company’s failure to comply with the indicators will result in the early maturity of agreement.

The agreement has a cross default clause, i.e., the early maturity of any Company’s debt, in the individual or aggregate amount equal to or higher than one hundred and twenty thousand reais (R$120,000) due to contractual default, the occurrence of which may impact the compliance with the Company’s financial obligations deriving from the Issue, will result in the early maturity of this agreement.

On June 30, 2014, the Company had met the requirements set forth by its loan and financing agreement.

(a)         Leasing

The Company has lease agreements signed as Financial Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2014 and 2015.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

On August 31, 2013, the operation of SES Campo Limpo Paulista and Várzea Paulista started and the corresponding amount for June 30, 2014 and December 31, 2013 is R$141,504 and R$144,384, respectively.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

On March 22, 2014, ETE Campos do Jordão started operations and the corresponding amount on June 30, 2014 is R$136,834.

(b) Loans and financing contracted and not yet used

SABESP in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Agent	June 30, 2014
(in millions of reais (*))
Brazilian Federal Savings Bank	2,513
Japan International Cooperation Agency – JICA	651
Inter-American Development Bank – BID	673
Brazilian Development Bank – BNDES	2,075
International Bank for Reconstruction and Development - IBRD	119
Others	46
TOTAL	6,077

(*) Closing quote of 6/30/2014. (US$1.00 = R$2.2025; ¥ 1.00 = R$0.02175).

On June 30, 2014, new financing agreements were entered into with BNDES, totaling R$61,143 and with CEF, totaling R$320,804.

15   Taxes Payable

(a)              Current assets

	June 30, 2014	December 31, 2013
Recoverable taxes
Cofins and Pasep	3,336	-
Income tax and social contribution	82,294	79,548
Withholding income tax (IRRF) on financial investments	2,151	2,437
Other federal taxes	634	4,764
Other municipal taxes	512	656
Total recoverable taxes	88,927	87,405

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(b)              Current liabilities

Taxes and contributions payable	June 30, 2014	December 31, 2013
Cofins and Pasep	-	21,797
INSS (Social Security contribution)	31,671	30,822
IRRF (withholding income tax)	1,469	39,330
Other	20,148	23,433
Total	53,288	115,382

The decrease in taxes payable of current liabilities mainly derives from the payment of withholding income tax over interest on shareholders’ equity in 2013 and Cofins and Pasep recoverable relative to previous periods.

16   Deferred Taxes and Contributions

(a)              Equity balances

	June 30, 2014	December 31, 2013
Deferred income tax assets
Provisions	499,261	506,568
Pension obligations – G0 (1)	85,271	85,271
Pension obligations – G1	222,468	215,187
Actuarial gain/loss –G1 Plan	(32,405)	(32,405)
Donations of underlying assets on concession agreements	43,999	43,901
Allowance for loan losses	179,873	172,482
Other	112,488	87,266
Total deferred tax assets	1,110,955	1,078,270

Deferred income tax liabilities
Temporary difference on concession intangible assets	(579,508)	(595,285)
Capitalization of borrowing costs	(210,463)	(200,343)
Profit on supply to governmental entities	(81,574)	(81,711)
Other	(95,970)	(86,901)
Total deferred tax liabilities	(967,515)	(964,240)

Deferred tax asset, net	143,440	114,030

(1)    Refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(b)         Changes

	December 31, 2013	Net Variation in Profit or Loss	June 30, 2014
Deferred income tax assets
Provisions	506,568	(7,307)	499,261
Pension obligations – G0	85,271	-	85,271
Pension obligations – G1	215,187	7,281	222,468
Actuarial gain/loss –G1	(32,405)	-	(32,405)
Donations of underlying assets on concession agreements	43,901	98	43,999
Credit losses	172,482	7,391	179,873
Other	87,266	25,222	112,488
Total	1,078,270	32,685	1,110,955
Deferred income tax liabilities
Temporary difference on concession intangible assets	(595,285)	15,777	(579,508)
Capitalization of borrowing costs	(200,343)	(10,120)	(210,463)
Profit on supply to governmental entities	(81,711)	137	(81,574)
Other	(86,901)	(9,069)	(95,970)
Total	(964,240)	(3,275)	(967,515)

Deferred tax asset, net	114,030	29,410	143,440

	December 31, 2012	Net Variation in Profit or Loss	June 30, 2013
Deferred tax assets
Provisions	512,107	4,583	516,690
Pension obligations – G0	85,271	-	85,271
Pension obligations - G1	193,125	11,674	204,799
Actuarial gains(losses)– G1	9,405	-	9,405
Donations of underlying assets on concession agreements	41,312	104	41,416
Credit losses	162,670	6,414	169,084
Other	97,425	(11,575)	85,850
Total	1,101,315	11,200	1,112,515
Deferred tax liabilities
Temporary difference on intangible asset concession	(650,093)	35,456	(614,637)
Capitalization of borrowing costs	(158,298)	(45,120)	(203,418)
Profit on supply to governmental entities	(77,827)	(2,928)	(80,755)
Other	(69,795)	(8,238)	(78,033)
Total	(956,013)	(20,830)	(976,843)

Deferred tax assets, net	145,302	(9,630)	135,672

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(c)    Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	April to June 2014	January to June 2014	April to June 2013	January to June 2013
Profit before income taxes	422,765	1,162,789	508,908	1,271,359
Statutory rate	34%	34%	34%	34%

Estimated expenses at statutory rate	(143,740)	(395,348)	(173,029)	(432,262)
Tax benefit from interest on shareholders’ equity	27,411	27,411	27,268	27,268
Permanent differences
Provision - Law 4,819/58 (i)	(13,129)	(25,787)	(8,944)	(18,263)
Donations	(2,201)	(4,373)	(3,818)	(4,877)
Other differences	11,316	15,316	11,284	14,646

Income tax and social contribution	(120,343)	(382,781)	(147,239)	(413,488)

Current income tax and social contribution	(135,474)	(412,191)	(116,317)	(403,858)
Deferred income tax and social contribution	15,131	29,410	(30,922)	(9,630)
Effective rate	28%	33%	29%	33%

(i)           Permanent difference related to the provision for actuarial liability (Note 18 (b) (iii)).

(d)   Transition Tax Regime (RTT)

For the purposes of calculating the income tax and the social contribution related to 2009 and 2008, the Company opted to adopt the Transition Tax Regime (RTT), which allow eliminate the accounting effects of the Law 11,638/07 and the Provisional Presidential Decree 449/08, converted into Law No. 11,941/2009, by the registers in the fiscal books – LALUR and auxiliary controls, without any modification in the bookkeeping.

The Company has been adopting the same tax practices since 2008, as RTT started to be mandatory.

(e)              Law 12,973/2014

On May 13, 2014, the Provisional Presidential Decree 627 of November 11, 2013 was converted into Law 12,973, which amend the federal tax laws related to the Corporate Income Tax - IRPJ, Social Contribution on Net Income - CSLL, Contribution to PIS/Pasep and Contribution to Social Security Financing– Cofins and revokes the Tax Transition System- RTT, enacted by Law No.11,941 of May 27, 2009.

Pursuant to this law, each legal entity may adopt the rules as of January 1, 2014, an option of which shall be irreversibly expressed to the Federal Revenue Service, except for Articles 3, 72 to 75 and 93 to 119, which are in force as of the publication date. The Company has decided not to adopt such anticipated option.

The analyses prepared by the Company do not show relevant impacts on its operations and on its accounting information for the period ended June 30, 2014.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

17   Provisions

                (a)   Lawsuits with probable likelihood of loss

(i) Financial position balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits are as follows:

	Provisions	Escrow deposits	June 30, 2014	Provisions	Escrow deposits	December 31, 2013
Customer claims (i)	658,317	(115,015)	543,302	621,999	(110,384)	511,615
Supplier claims (ii)	262,615	(189,727)	72,888	340,100	(183,606)	156,494
Other civil claims (iii)	109,722	(9,459)	100,263	129,400	(11,965)	117,435
Tax claims (iv)	53,273	-	53,273	59,659	(1,956)	57,703
Labor claims (v)	168,262	(1,962)	166,300	156,060	(1,614)	154,446
Environmental claims (vi)	216,225	-	216,225	182,689	-	182,689

Total	1,468,414	(316,163)	1,152,251	1,489,907	(309,525)	1,180,382

Current	549,285	-	549,285	631,374	-	631,374
Noncurrent	919,129	(316,163)	602,966	858,533	(309,525)	549,008

(ii) Changes

	December 31, 2013	Additional provisions	Interest and inflation adjustment	Amounts from provision	Amounts not used (reversal)	June 30, 2014
Customer claims (i)	621,999	27,445	51,245	(26,250)	(16,122)	658,317
Supplier claims (ii)	340,100	1,198	10,285	(65,937)	(23,031)	262,615
Other civil claims (iii)	129,400	12,435	12,760	(10,794)	(34,079)	109,722
Tax claims (iv)	59,659	620	4,293	(2,041)	(9,258)	53,273
Labor claims (v)	156,060	37,462	9,994	(24,255)	(10,999)	168,262
Environmental claims (vi)	182,689	33,903	10,691	-	(11,058)	216,225
Subtotal	1,489,907	113,063	99,268	(129,277)	(104,547)	1,468,414
Escrow deposits	(309,525)	(16,395)	(12,317)	22,074	-	(316,163)
Total	1,180,382	96,668	86,951	(107,203)	(104,547)	1,152,251

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

(b)         Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies classified as possible loss represent the amount of approximately R$3,717,100 on June 30, 2014 (R$3,244,500 in December 2013).

                (c)         Explanation on the nature of main classes of lawsuits

(i)                Customer claims

Approximately 1,300 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$31,687 increase in the lawsuits classified as probable loss (net of escrow deposits) is related to new lawsuits filed and interest rates, fees and updates of lawsuits in progress, partially offset by payments made in the year and revisions of expectations caused by favorable decisions during 2014.

(ii)             Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$83,606 decrease in lawsuits whose likelihood of loss is considered probable (net of escrow deposits) is mainly related payments made during 2014.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses. The R$17,172 decrease in lawsuits with probable chances of loss (net of escrow deposits) was mainly due to shelving of several lawsuits and revisions of expectations caused by favorable decisions to the Company during 2014.

(iv)            Tax claims

Tax claims refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss. The decrease of R$4,430 in lawsuits with expectation of probable losses (net of escrow deposits) was mainly due to favorable decisions to the Company.

(v)               Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable or possible loss. The Company recognized a provision for claims which likelihood of loss is considered probable. The R$11,854 increase in lawsuits with probable chances of losses (net of escrow deposits) is related to new lawsuits filed and interest rates, fees and updates of lawsuits in progress.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(vi)            Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$33,536 increase in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to the complementary estimates of lawsuits, agreements in progress and new lawsuits filed during the period of 2014.

18   Employee Benefits

(a)         Health benefit plan

The health benefit plan is managed by Fundação Sabesp de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.3 % on average, of gross payroll;

.     Participating employees - 3.21% of base salary and premiums, equivalent to 2.1% of payroll, on average.

(b)         Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities on December 31, 2013	546,748
Expenses recognized in 2014	32,181
Payments made in 2014	(10,767)
Pension plan liabilities on June 30, 2014 (i)	568,162

Unfunded plan – G0
Pension plan liabilities on December 31, 2013	1,780,268
Expenses recognized in 2014	112,466
Payments made in 2014	(68,057)
Pension plan liabilities on June 30, 2014 (iii)	1,824,677

Total	2,392,839

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

(i)          Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social – SABESPREV, the defined benefit plan is sponsored by similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         1.19% of the portion of the salary of participation up to 20 salaries; and

•         10.13% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of June 30, 2014, SABESP had a net actuarial liability of R$568,162 (R$546,748 in December 2013) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the related assets.

(ii)        Private pension plan benefits – Defined contribution

On June 30, 2014, Sabesprev Mais plan, based on defined contribution, had 5,256 (5,267 in December 2013) active and assisted participants.

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

On June 30, 2014, the commitment to all participants who migrated to the Sabesprev Mais plan amounted to R$9,958 (R$10,613 in December 2013) referred to active participants.

(iii)          Plan G0

Pursuant to Law 4,819/58, employees who started services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of June 30, 2014, the Company recorded a defined benefit obligation for Plan G0 of R$1,824,677 (R$1,780,268 in December 2013).

(c)         Profit sharing

The Company recorded as reference to the 2014 Profit Sharing Program, the amount corresponding to one-month salary for each employee, depending on the establishment goals. In the second quarter of 2014, R$19,304 was accrued (second quarter of 2013 – R$18,380). From January to June 2014 and 2013, R$36,516 and R$34,054, respectively were accrued.

19   Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government. The balances on June 30, 2014 and December 31, 2013 were R$334,123 and R$323,208, respectively.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

20   Equity

(a)              Authorized capital

The Company is authorized to increase capital by up to R$15,000,000 (R$10,000,000 in December 2013), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6.404/76.

(b)              Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of June 30, 2014 (683,509,869 in December 2013) held as follows:

	June 30, 2014		December 31, 2013
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,258	50.26%
Brazil Clearing and Depository Corporation - CBLC	163,560,475	23.93%	174,076,755	25.47%
The Bank Of New York ADR Department (equivalent in shares) (*)	175,816,202	25.72%	165,291,202	24.18%
Other	608,907	0.09%	617,654	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*)           Each ADR corresponds to 1 share.

The following was approved at the Annual and Extraordinary Shareholders’ Meetings held on April 30, 2014:

•     the distribution of dividends as interest on shareholders’ equity amounting to R$537,465;

•     the capital increase from R$6,203,688 to R$10,000,000, due to the capitalization of part of profit reserve and total capital reserve, totaling R$3,672,057 and R$124,255, respectively; and,

•     regardless of Bylaws amendment, the capital stock may be increased up to the maximum limit of R$15,000,000, by means of the Board of Directors’ resolution and previously hearing the fiscal council.

The payment of interest on shareholders’ equity in the amount of R$499,768, net of withholding income tax of R$37,697, totaling R$537,465, started in June 2014, with the amount of R$467,438 paid.

Further information about equity, such as shareholder’ compensation, dividends and purpose of reserves, can be found in Note 21 to the Annual Financial Statements as of December 31, 2013.

21   Earnings per Share

Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

	January to June 2014	January to June 2013

Income attributable to the Company’s shareholders	780,008	857,871
Weighted average number of common shares issued	683,509,869	683,509,869	(*)

Basic and diluted earnings per share (reais per share)	1.14118	1.25510

(*) Amount restated due to the split occurred on April, 22, 2013.

22   Business segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

Result

	April to June 2014
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	1,231,368	992,649	678,749	2,902,766

Gross sales deductions	(82,335)	(66,278)	-	(148,613)

Net operating income from external customers	1,149,033	926,371	678,749	2,754,153

Costs, selling and administrative expenses	(1,026,630)	(624,222)	(664,217)	(2,315,069)

Income from operations before other operating expenses, net and equity accounting	122,403	302,149	14,532	439,084

Other operating income (expenses), net				5,209

Equity accounting				49

Financial result, net				(21,577)

Income from operations before taxes				422,765

Depreciation and amortization	117,456	105,138	-	222,594

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

	January to June 2014
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	2,571,445	2,097,003	1,209,976	5,878,424

Gross sales deductions	(183,058)	(149,283)	-	(332,341)

Net operating income from external customers	2,388,387	1,947,720	1,209,976	5,546,083

Costs, selling and administrative expenses	(1,956,371)	(1,209,997)	(1,184,689)	(4,351,057)

Income from operations before other operating expenses, net and equity accounting	432,016	737,723	25,287	1,195,026

Other operating income (expenses), net				(37,860)

Equity accounting				(319)

Financial result, net				5,942

Income from operations before taxes				1,162,789

Depreciation and amortization	262,592	220,260	-	482,852

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

	April to June 2013
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	1,272,899	1,034,529	656,844	2,964,272

Gross sales deductions	(92,674)	(75,320)	-	(167,994)

Net operating income from external customers	1,180,225	959,209	656,844	2,796,278

Costs, selling and administrative expenses	(872,632)	(565,649)	(643,229)	(2,081,510)

Income from operations before other operating expenses, net and equity accounting	307,593	393,560	13,615	714,768

Other operating income (expenses), net				1,507

Equity accounting				(111)

Financial result, net				(207,256)

Income from operations before taxes				508,908

Depreciation and amortization	104,770	91,988	-	196,758

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

	January to June 2013
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	2,558,801	2,067,474	1,152,453	5,778,728

Gross sales deductions	(186,620)	(150,786)	-	(337,406)

Net operating income from external customers	2,372,181	1,916,688	1,152,453	5,441,322

Costs, selling and administrative expenses	(1,761,596)	(1,109,309)	(1,129,191)	(4,000,096)

Income from operations before other operating expenses, net and equity accounting	610,585	807,379	23,262	1,441,226

Other operating income (expenses), net				10,342

Equity accounting				(261)

Financial result, net				(179,948)

Income from operations before taxes				1,271,359

Depreciation and amortization	210,023	181,901	-	391,924

Explanation on the reconciliation items for the Financial Statements: the impacts on gross operating income and in costs are as follows:

	April to June 2014	January to June 2014	April to June 2013	January to June 2013

Gross revenue from construction recognized under ICPC 1 (R1) (a)	678,749	1,209,976	656,844	1,152,453
Construction costs recognized under ICPC 1 (R1) (a)	664,217	1,184,689	643,229	1,129,191

Construction margin	14,532	25,287	13,615	23,262

(a)    Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 12 (c) and (f).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

23   Operating Revenue

(a)            Revenue from water and sewage services:

	April to June 2014	January to June 2014	April to June 2013	January to June 2013

Metropolitan region of São Paulo	1,579,335	3,308,583	1,701,779	3,389,795
Regional Systems (i)	644,682	1,359,865	605,649	1,236,480

Total (ii)	2,224,017	4,668,448	2,307,428	4,626,275

(i)  Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii)          Revenue from water and sewage services decreased by 3.6% in the second quarter of 2014 year-on-year. This result was mainly impacted by the incentive program for reduction of consumption (Bonus*).

* Bonus: SABESP’s Incentive Program for Reduction of Water Consumption

After ARSESP’s approval on an emergency basis by means of Resolution 469/2014, SABESP adopted an economic incentive to encourage the population of Greater São Paulo to reduce water consumption. This measure was adopted due to the record heat and the unheard lack of rainfall at the Cantareira System, which is at a critical level and supplies almost 10 million people.

Consumers who reduce by, at least, 20% the average consumption of the twelve-month period, between February 2013 and January 2014, will receive 30% discount in their bills. The discount shall apply to a smaller amount, since reduced consumption will result in cheaper bills.

This measure applies to households, commerce and industries supplied by the Cantareira System – the entire north zone and São Paulo downtown, part of the east and west zones of São Paulo, Barueri, Caieiras, Carapicuíba, Francisco Morato, Franco da Rocha, Itapevi, Jandira, Osasco and Santana de Parnaíba. In Guarulhos and São Caetano do Sul, also supplied by the Cantareira System, distribution relies on the local governments, which buy water from SABESP. The municipal services shall resolve on granting this incentive.

The benefit will be valid for the bills of reference months from February to August, and consumers will receive the bills between March and September. In Santana de Parnaíba, this measure will be applied in the reference months from March to August and consumers will receive the bills between April and September.

However, in April 2014, the incentive program for reduction of water consumption was postponed until the end of 2014 to the entire São Paulo metropolitan region, or until water levels at reservoirs are regularized. Due to the dry weather and the low water volume at the Cantareira System, the Department of Water and Electricity of the State of São Paulo (DAEE) and the National Water Agency (ANA) set forth that, as of March 10, 2014, we are temporarily required to restrict the water outflow caught from the Cantareira System, from 33m3/s to 27.9m3/s. In order to supply this lower water availability and continue supplying the population, we are expanding the use of water from other water mains. This may increase costs to serve consumers of the metropolitan region of São Paulo. If the situation of the reservoirs affected by dry weather does not improve, we may be forced to take more drastic measures.

On May 26, 2014, the Incentive Program for Reduction of Water Consumption was expanded to the municipalities operated by SABESP which compose by Piracicaba basins, Capivari and Jaguari rivers, located in the coverage area of the Cantareira System.

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Likewise, consumers who reduce by, at least, 20% their monthly consumption will be entitled to bonus, compared to the average consumption of the twelve-month period, between February 2013 and January 2014. These consumers will receive 30% discount on their water and sewage bills. The participating municipalities are Bragança Paulista, Joanópolis, Nazaré Paulista, Pinhalzinho, Piracaia, Vargem, Hortolândia, Itatiba, Jarinu, Monte Mor, Morungaba and Paulínia.

This measure includes residential, commercial, industrial and government customers and will be valid for the bills issued as of June 2014, effective until December 2014.

The amount of the discount for the first and second quarters of 2014 was R$10,778 and R$88,084, respectively.

(b)     Reconciliation between gross operating income and net operating income:

	April to June 2014	January to June 2014	April to June 2013	January to June 2013

Revenue from water and sewage services	2,224,017	4,668,448	2,307,428	4,626,275
Construction revenue (Note 12 (c))	678,749	1,209,976	656,844	1,152,453
Sales tax	(148,613)	(332,341)	(167,994)	(337,406)

Net revenue	2,754,153	5,546,083	2,796,278	5,441,322

24   Operating Costs and Expenses

	April to June 2014	January to June 2014	April to June 2013	January to June 2013
Operating costs
Salaries and payroll charges	388,229	732,528	343,874	662,609
Pension obligations	11,982	23,751	14,316	29,718
Construction costs (Note 12 (c))	664,217	1,184,689	643,229	1,129,191
General supplies	43,595	88,545	44,557	85,132
Treatment supplies	64,598	134,252	55,141	120,017
Outsourced services	209,742	410,215	205,295	369,025
Electricity	144,133	283,823	132,579	276,966
General expenses	100,409	208,389	106,297	222,647
Depreciation and amortization	203,228	442,658	186,657	373,506
	1,830,133	3,508,850	1,731,945	3,268,811
Selling expenses
Salaries and payroll charges	60,628	115,500	54,636	106,122
Pension obligations	1,540	3,093	1,949	4,550
General supplies	1,071	2,170	1,844	3,962
Outsourced services	65,856	127,985	61,865	88,292
Electricity	138	304	134	306
General expenses	21,795	41,081	22,865	41,226
Depreciation and amortization	2,569	5,368	2,590	5,308
Allowance for doubtful accounts, net of recoveries (Note 7 (c))	61,635	76,328	18,839	56,239
	215,232	371,829	164,722	306,005
Administrative expenses
Salaries and payroll charges	46,616	88,753	45,495	87,350
Pension plan	42,407	84,515	31,692	63,431
General supplies	2,291	3,339	2,981	4,565
Outsourced services	75,985	128,043	27,958	66,553
Electricity	256	418	260	528
General expenses	67,801	93,204	57,176	137,888
Depreciation and amortization	16,797	34,826	7,511	13,110
Tax expenses	17,551	37,280	11,770	51,855
	269,704	470,378	184,843	425,280
Operating costs and expenses
Salaries and payroll charges	495,473	936,781	444,005	856,081
Pension plan	55,929	111,359	47,957	97,699
Construction costs (Note 12 (c))	664,217	1,184,689	643,229	1,129,191
General supplies	46,957	94,054	49,382	93,659
Treatment supplies	64,598	134,252	55,141	120,017
Outsourced services	351,583	666,243	295,118	523,870
Electricity	144,527	284,545	132,973	277,800
General expenses	190,005	342,674	186,338	401,761
Depreciation and amortization	222,594	482,852	196,758	391,924
Tax expenses	17,551	37,280	11,770	51,855
Allowance for doubtful accounts, net of recoveries (Note 7 (c))	61,635	76,328	18,839	56,239
	2,315,069	4,351,057	2,081,510	4,000,096

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

25   Financial Expenses and Income

	April to June 2014	January to June 2014	April to June 2013	January to June 2013

Financial expenses
Interest and charges on loans and financing – local currency	(79,962)	(162,171)	(64,904)	(147,429)
Interest and charges on loans and financing – foreign currency	(23,098)	(47,441)	(22,090)	(40,506)
Other financial expenses (i)	(20,994)	(42,025)	(20,701)	(32,878)
Income tax over international remittance	(4,154)	(6,739)	(2,540)	(4,417)
Inflation adjustment on loans and financing (ii)	(28,932)	(61,986)	(16,399)	(40,548)
Inflation adjustment on Sabesprev Mais deficit (iii)	(345)	(684)	(357)	(805)
Other inflation adjustments (iv)	(3,378)	(5,869)	(722)	(4,360)
Interest and inflation adjustments on provisions (viii)	(29,546)	(49,492)	20,850	(31,581)
Total financial expenses	(190,409)	(376,407)	(106,863)	(302,524)

Financial income
Inflation adjustment gains (v)	10,894	36,238	19,986	48,981
Income on short-term investments	48,398	96,104	37,285	70,263
Interest and other income (vi)	25,583	49,385	43,769	75,198
Total financial income	84,875	181,727	101,040	194,442

Financial, net before foreign exchange variations	(105,534)	(194,680)	(5,823)	(108,082)

Net foreign exchange gains (losses)
Foreign exchange variation on loans and financing (vii)	84,228	201,264	(201,667)	(72,064)
Other foreign exchange variations	(3)	(30)	(16)	(17)
Foreign exchange gains	(268)	(612)	250	215
Foreign exchange variations, net	83,957	200,622	(201,433)	(71,866)

Financial, net	(21,577)	5,942	(207,256)	(179,948)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(i)          There was no significant variation in the second quarter 2014 when compared to the same period.

(ii)        The account variation mainly derives from an increase in debt balance indexed to IPCA in view of the 18th Issue of Debentures. This inflation adjustment derives from changes in the indexes defined in loan agreements, such as, UPR, IPCA, CDI and TJLP, corresponding to 0.2%, 1.5%, 10.8% and 1.3%, respectively, in the second quarter of 2014. (0.0%, 1.2%, 7.7% and 1.3%, respectively, in the same period of 2013). The exposures to these rates are shown in Note 3.1.

(iii)        This reduction derives from the variation in the National Consumer Price Index (INPC) rate of 1.6% in the second quarter of 2014 and 1.2% in the same period of 2013, which is used to adjust the balance of SABESP’s commitment in relation to the deficit of the Sabesprev Mais pension plan.

(iv)         Other expenses related to inflation adjustment mainly arises from the adjustment of liabilities referring to investment commitments required by the public-private partnerships and mainly from program contracts indexed by the IPC and IPCA of 0.8% and 1.5% in the second quarter of 2014 and 0.7% and 1.2% % in the second quarter of 2013, respectively.

(v)           These inflation adjustments arise from accounts/bills of overdue accounts receivable, which are remesured depending on the payment date, by IPCA (1.5% in the second quarter of 2014 and 1.2% in the same period of 2013) or IPC-FIPE (Consumer Price Index, 0.8% in the second quarter of 2014 and 0.7% in the same period of 2013), and escrow deposits, which are adjusted by the index defined by the Judiciary Branch, which varied between 2.2% in the second quarter of 2014 and 1.5% in the same period of 2013. Such decrease was mainly due to reversal of monetary restatement on escrow deposits, the change in the expected return thereof.

(vi)         The variation is mainly due to the reduced interest rates on agreements and installment payments in the second quarter of 2014.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(vii)       Revenue from foreign exchange variation on loans and financing mainly arises from the 2.7% Dollar and 1.0% Yen depreciation against the Brazilian Real in the second quarter of 2014, when compared to appreciation of both currencies in the same period of 2013, 10.0% and 4.3% respectively.

(viii)     The variation is mainly due to favorable development of lawsuits in the second quarter of 2013, reducing interest expenses in that period.

26   Other Operating Income (expenses), net

	April to June 2014	January to June 2014	April to June 2013	January to June 2013

Other net operating income	21,638	38,145	13,581	24,218
Other operating expenses	(16,429)	(76,005)	(12,074)	(13,876)

Other net operating income (expenses)	5,209	(37,860)	1,507	10,342

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible and losses on property, plant and equipment.

27   Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of June 30, 2014 are as follows:

	1 year	1-3 year	3-5 year	More than 5 years	Total
Contractual obligations - Expenses	707,326	1,177,701	59,471	3,785,124	5,729,622
Contractual obligations – Investments (i)	861,578	2,156,781	584,851	3,585,419	7,188,629
Total	1,568,904	3,334,482	644,322	7,370,543	12,918,251

(i)                 The main commitment refers to São Lourenço PPP, see Note 12 (h).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

28    Additional information on cash flows

	January to June 2014	January to June 2013

Total additions of intangible assets as per Note 12	1,345,203	1,308,224

Items not affecting cash (see breakdown below)	(215,081)	(308,459)

Total additions to intangible assets as per statement of cash flows	1,130,122	999,765

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period	74,718	167,791
Contractors	(6,926)	(33,165)
Program contract commitments	70,251	35,879
Leasing	51,751	114,692
Construction margin	25,287	23,262
Total	215,081	308,459

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Projections

Version: 1

Comments on the Company’s projections

The projections presented in the reference form are annual and not on a quarterly basis. Therefore, the quarterly comparison between the information disclosed in the reference form with quarterly results shall not apply.

The projections monitoring occurs on an annual basis and are disclosed in the reference form.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Other Information Deemed as Relevant by the Company

Version: 1

1. CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 6/30/2014
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding shares	339,985,584	49.7%	339,985,584	49.7%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Other Information Deemed as Relevant by the Company

Version: 1

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 6/30/2013
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,258	50.3%	343,524,258	50.3%
Management
Board of Directors	1,518	0	1,518	0
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,525,776	50.3%	343,525,776	50.3%

Outstanding shares	339,984,093	49.7%	339,984,093	49.7%

2.  SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as at 6/30/2014 (shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Reports and Statements / Unqualified Report on Special Review

Version: 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2014, which comprises the balance sheet as of June 30, 2014 and the related statements of income and comprehensive income for the three and six-months period then ended and changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Reports and Statements / Unqualified Report on Special Review

Version: 1

Other matters

Statements of value added

We have also reviewed the statements of value added (DVA) for the six-month period ended June 30, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which does not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 14, 2014

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: September 9, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.